Exhibit 99.1

| 1 Financial Management Review 3Q25 | October 2025 Quarterly & YTD Report

Table of Contents 4 About Banco de Chile I. ☐ Our History ☐ Financial Snapshot on Banco de Chile 6 Corporate Governance II. ☐ Equity Composition and Ownership Structure ☐ Board of Directors, Committees and Managerial Structure 9 Business Strategy III. ☐ Corporate Statements and Commitments ☐ Stakeholders Engagement ☐ Competitive Landscape, Business Trends and Regulation ☐ Strategy of Banco de Chile At a Glance ☐ Business Segments Description ☐ Snapshot on Strategic Advances 22 Economic and Business Environment IV. ☐ Economic Outlook ☐ Banking Industry Performance and Projections ☐ Competitive Position 27 Management Discussion & Analysis V. ☐ Income Statement Analysis ☐ Business Segments Performance ☐ Balance Sheet Analysis 51 Risk & Capital Management VI. ☐ Risk Management Approach ☐ Funding Concentration and Liquidity ☐ Market Risk ☐ Operational Risk ☐ Capital Adequacy and Credit Ratings | 2

About this Report Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Figures included in this report “ Financial Management Review ” , for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile . Forward - Looking Information The information contained herein incorporates by reference statements which constitute “ forward - looking statements ” that include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to: ⭬ changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; ⭬ changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; ⭬ unexpected developments in certain existing litigation; ⭬ increased costs; ⭬ unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; ⭬ natural disasters or pandemics ; ⭬ the effect of tax laws or other kind of regulation on our business ; ⭬ other risk factors as reported in our form 20 F filed with the U . S . SEC . Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . | 3 Contacts Daniel Galarce Head of Financial Control & Capital Management Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.cl

About Banco de Chile Our History Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged wi th Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate using the names of “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by t he CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and acquiring and processing services for credit/debit cards . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 4

About Banco de Chile

Financial Snapshot

3Q25 and 2025 YTD

(In Millions of Ch$)



Banco de Chile

Net Income

		Annual Var.
3Q25	292,914	+1.7%
3Q24	288,071	
Sep-25	926,725	+1.9%
Sep-24	909,326	

Operating Revenues

		Annual Var.
3Q25	735,683	+2.1%
3Q24	720,846	
Sep-25	2,277,463	+0.2%
Sep-24	2,272,133	

Expected Credit Losses

		Annual Var.
3Q25	79,560	(1.0)%
3Q24	80,354	
Sep-25	266,080	(7.8)%
Sep-24	288,458	

Operating Expenses

		Annual Var.
3Q25	276,346	+1.2%
3Q24	272,941	
Sep-25	838,318	+1.1%
Sep-24	829,588	

| 5

Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51 . 15 % of our shares . LQIF is a joint a venture that is equally owned by Quiñenco S . A . ( 50% ) and Citigroup Inc . ( 50 % each other) . A strategic partnership agreement between Quiñenco and Citigroup gives control to Quiñenco over LQIF and the companies directly and indirectly controlled by LQIF . As of September 30, 2025 | 6

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2023 , the most recent election date, our shareholders elected new directors, of which eleven were proposed by LQIF (nine directors and two alternate directors) and other two members were proposed by shareholders other than LQIF, including an independent director . Currently, our Board is composed of three women and ten men . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . On September 11 , 2025 our Board of Directors agreed to convene an extraordinary shareholders’ meeting to be held on November 10 , 2025 in order to address the approval of certain modifcations to Banco de Chile’s bylaws . For more information on the proposed changes to the bylaws, see the material fact at : https : //assets . bancochile . cl/uploads/ 000 / 084 / 536 /f 2 e 116 bd - 3 bdf - 485 d - bffe - 919042 f 8 e 033 /original/ 6 K_ 11 _ 09 _ 2025 _Extraordinary_Shareholders_Meeting . pdf Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 7

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . As of September 30, 2025 | 8

Business Strategy Corporate Statements and Commitments Mission Purpose We are a leading, globally - connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large. To contribute to the development of the country, people and companies. Corporate Values Vision In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general. | 9

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To achieve this we strive to continuously develop always - available service channels that allow fluid and timely communication, while counting on employees devoted to customer service that also have digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our business strategy based on appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies and being present in emblematic solidarity crusades . We are committed to respecting diversity and inclusion, entrepreneurship, environmental care and equality and governance dimensions . | 10

Business Strategy Stakeholder Engagement Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements. Frequency Mechanisms and/or Channels of Communication Engagement Objectives Stakeholders Ongoing Monthly Ongoing ☐ www.bancochile.c l ☐ Branches and ATMs ☐ Telephone banking service 600 637 37 37 ☐ Mobile applications ☐ Newsletter: Sustainability mass email ☐ https://cl.linkedin.com/company/banco - de - chile ☐ Twitter and Instagram:@bancodechile | @bancoedwards |@ayudaBancoChile ☐ Facebook: bancodechile | bancoedwards ☐ Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long - term, trust - based relationships . ☐ Use permanently available service channels to keep customers informed in a timely and appropriate manner . ☐ Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment . They are the reason for our existence and the center of all our decisions. Customers Annual Quarterly Monthly Ongoing ☐ Shareholders’ meeting ☐ Annual Report & Form 20 - F ☐ Financial reporting ☐ Investor Relations: ir@bancochile.c l ☐ Webcasts ☐ Website ☐ Be the best investment option, maintaining a leading position by value of shares traded . ☐ Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency . They share our purpose, trust in our project, and contribute financial resources for our operation. Shareholders Ongoing ☐ Intranet / Emails / SOY_DELCHILE Teams Group ☐ Competency Assessment ☐ Counseling Program (Programa Orienta) ☐ My Health Program (Programa Mi Salud) ☐ “Más Conectados” Platform ☐ Quality of Life Program / Active Chile Program ☐ Point Bank / Team meetings ☐ Contact: comitedeetica@bancochile.c l apoyolaboral@bancochile.c l centroatencionpersonas@bancochile.c l ☐ Offer merit - based development opportunities with competitive compensation and economic benefits . ☐ Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure . They represent a distinctive asset for us, whose commitment, dedication, and excellence allow us to honor our purpose every day. Employees Ongoing ☐ Contact: sostenibilidad@bancochile.cl ☐ www.bancochile.c l ☐ prensa@bancochile.cl ☐ www.bancochile.cl/saladeprensa ☐ https://cl.linkedin.com/company/banco - de - chile ☐ Twitter and Instagram:@bancodechile | @bancoedwards @ayudaBancoChile ☐ Facebook: bancodechile | bancoedwards ☐ Tik Tok: @fanaticosdelchile ☐ Promote financial education . ☐ Strengthen and enhance inclusion and respect for diversity for a more equitable society with greater opportunities . ☐ Manage the business in an environmentally respectful manner . ☐ Address press requirements . ☐ Support SMEs and entrepreneurs in developing their businesses . We are convinced that our success is linked to the sustainable development of the country and the community. Community Ongoing • proveedores2@bancochile.c l • denunciasley20393@bancochile.cl • ARIBA platform. ☐ Build long - term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity . ☐ Streamline and increase the effectiveness of processes for supplying goods and services . ☐ Ensure that services are hired, and goods are acquired under market conditions . They enable us to carry out our operations and are part of our value chain. Suppliers | 11

Business Strategy Competitive Landscape, Business Trends and Regulation Chilean Financial Industry The financial system in Chile consists of various industries, including Banking, Pension Funds, Insurance and Mutual Funds, with the Banking sector being the most relevant, with total loans representing approximately 78 % of the Chilean GDP as of December 31 , 2024 . The Chilean banking industry, in turn, consists of 17 banks, 16 of which are private sector banks and one is an state - owned bank, namely, Banco Estado . Within the banking industry, we face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of players, such as non - bank leasing, crowdfunding, factoring and automotive finance companies, fund managers and insurance companies within the savings product market, as well as insurance companies in the mortgage credit market . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . It is worth mentioning that the progressive increase in competition has occurred in combination with the consolidation of the industry through diverse mergers and acquisitions, which have resulted in more comprehensive banking players that participate in all market segments . In this context, in recent years other non - traditional providers of financial services have emerged, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that offer financing, directly to their customers or providers, which has resulted in the disintermediation of traditional banking service providers that have become increasingly challenged . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, which have developed diversified business strategies focused on both small and medium sized companies and middle - income segments of the Chilean population . In the wholesale market, our strongest competitors are Banco Santander - Chile, BCI, Itaú and Scotiabank Chile . Likewise, our most relevant competitors in the high - income segment are Banco Santander Chile and Banco Bice, which use specialized business models that provide wealth management services and traditional banking services, just like us . Additionally, our subsidiaries compete with companies that offer non - banking specialized financial services in the higher - income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Patria Investments and Credicorp Capital, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial entities also compete in these markets of specialized financial services, but they are less focused on such businesses . Key Trends in the Banking Business Banco de Chile’s strategy is continuously adapting to the evolution of the business environment . Below are the main elements and trends that currently characterize the business backdrop : Global Environment: ☐ Normalization of both inflation and interest rates. ☐ Climate change. ☐ Armed conflicts and geopolitical reordering. ☐ Lower profitability in the banking business. | 12

Business Strategy Local Environment: | 13 ☐ Economic slowdown and subdued private investment. ☐ Increased criminality. ☐ Political, legal, and institutional uncertainty. ☐ Political fragmentation. ☐ Strengthening of consumer rights (data security). Banking Industry: ☐ New technological capabilities (AI, Cloud, Cyber). ☐ Regulatory pressure and increasing capital requirements. ☐ Widened competitive perimeter (Open Banking, Fintechs). ☐ Sustainability and climate change. ☐ Business model modernization, talent management, and IT strategies to adapt to the new environment . ☐ More demanding customers. ☐ Optimization of the physical service network and consolidation of digital channels as the main way for interaction with customers . ☐ Cost base optimization to mitigate increased competition and regulatory requirements . Regulatory Environment Financial Market Commission (CMF): The CMF is responsible for regulating, supervising and sanctioning the operations, stability and development of the Chilean financial market (made up of listed companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds), promoting the participation of market agents and ensuring public confidence . To achieve this objective, the CMF must have a global and systemic vision, which allows the interests of investors and insured agents to be safeguarded . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage banks . It also has the mandate to approve any amendment to banks’ bylaws . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s limited review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, capital, products, debtors, transactions, distribution channels, among others . The Central Bank : The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, that is, to keep inflation low and stable over time . It must also promote the stability and efficiency of the financial system, ensuring the normal functioning of internal and external payments . The agency regulates the amount of money and credit in circulation, executes international exchange operations and issues monetary, credit, financial and international exchange regulations . Securities and Exchange Commission (SEC) : Since Banco de Chile has been listed on the New York Stock Exchange since January 1 st , 2002 , we are subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board .

Business Strategy Strategy of Banco de Chile At a Glance Competitive Strengths and Resources Financial ☐ Sustained leadership in profitability ☐ Robust capital base and demand deposits ☐ Strong credit and ESG risk ratings Human and Cultural ☐ Talent attraction and development capacity ☐ A collaborative work culture ☐ Risk management leadership Organizational ☐ Brand value ☐ Strong corporate governance ☐ Leader in digital banking ☐ Global presence through the strategic alliance with Citigroup Social ☐ Outstanding corporate reputation ☐ Broad customer base ☐ Strong supplier relationship ☐ Continued relationship with investors ☐ Recognized promoter of inclusion and entrepreneurship Strategic Pillars Sustainability and Commitment to Chile “An esteemed bank with a solid reputation” “A bank that supports entrepreneurship” Efficiency and Productivity “Quick, timely, secure and digital” Customer at the Center of our Decisions “Best Bank for our Customers” Mid - term Objectives Corporate Reputation (2) Top 3 Return on Average Capital and Reserves (1) Top 1 Efficiency Ratio ≤ 42% Business (1) ☐ Commercial Loans ☐ Consumer Loans ☐ Demand Deposits Top 1 Net Promoter Score ≥ 73% (1) Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking. | 14

Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments : As of September 30, 2025 | 15

Business Strategy Retail Banking Segment This business unit provides universal financial solutions to students, employed workers, self – employed workers, retired people, individuals with medium to high incomes, as well as to and micro, small and medium - sized companies with annual sales of up to UF 70 , 000 . The value propositions are characterized by their differentiation, recognizing customers  preferences in their way of interacting with the bank, whether on - site or remotely, according to their needs for the simplest to the most sophisticated products and services . The financial products and services offered by this segment include current accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the names of “Banco de Chile” and “Banco Edwards Citi ” . Wholesale Banking Segment The Wholesale Banking unit provides products and services to companies with annual sales that exceed UF 70 , 000 , which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies . This unit provides a wide range of products that include short and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases and long - term syndicated loans . Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S . A . , such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring . It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks, checking accounts and deposits, fund management, treasury and investment management, derivative contracts, insurance brokerage, and other tailored services . | 16

Business Strategy



Treasury Segment

Our Treasury segment manages a wide range of financial services available to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits.

Our Treasury manages currency, interest rate and term mismatches, ensures that our liquidity is sufficient, manages the investment portfolio and brokers fixed-income, foreign exchange and derivative instruments. It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of finance.

The Treasury segment is also responsible for: (i) the issuance of short- and long-term senior bonds, as well as long-term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps. This segment continually monitors the Bank's cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad.

Subsidiaries

We have made several strategic long-term investments in financial services companies that are engaged in activities that complement our commercial banking activities. In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries.

Our subsidiaries operate under Banchile brand name. Through them we offer the following financial services to Banco de Chile's customers and non-customers:

- Securities Brokerage and FX trading
- Mutual Funds and Investment Funds Management
- Insurance Brokerage
- Financial Advisory and Investment Banking
- Acquiring and Processing Services for credit/debit cards

We expect our acquiring services subsidiary to commence operations in the fourth quarter of 2025 under the brand name "Banchile Pagos".

On April 10, 2025, our Board of Directors resolved to merge our collection services subsidiary (Socofin S.A.) into the Bank by acquiring all the shares of the former held by Banchile Asesoría Financiera S.A. On June 17, 2025 the internalization of Socofin was approved by the CMF and the merge went effective starting July, 2025.


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Business Strategy Snapshot on Strategic Advances Strategic Pillar Key Performance Indicator As of September Mid - Term Target 2025 Compliance ≥ 73.0% 77.0% Net Promoter Score Customer at the Center of our Decisions Top 1 Top 1 Demand Deposits Market Share in Business (1) 3 Top 1 Top 2 Commercial Loans Top 1 Top 2 Consumer Loans ≤ 42.0% 36.8% Cost - to - Income Ratio Efficiency and Productivity Top 1 Top 2 Return on Average Capital and Reserves (1) Sustainability and Commitment to Chile Top 3 Top 2 Corporate Reputation (2) (1) Based on market shares as of August 31, 2025 (latest available information). Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking 2024. | 18

Business Strategy

Main Strategic Achievements and Highlights of the Period

We have deployed diverse **commercial and digital initiatives** that pursue to boost business growth, including microcredit and credit cards offerings for FAN customers, new credit simulators for individuals and companies, expansion of pre-approved credit card and credit lines products, and new current accounts for companies in Yen, GBP, among other currencies.

Strengthened digital offerings through continuous improvement and expansion of functionalities, such as authentication for individuals and companies, along with cash management services.

Active participation in **state-guaranteed programs** and **subsidies** aimed at boosting business activity in the **real estate and construction sectors** for both companies and individuals.

Increase in productivity and sales capacity that allowed to gain market share in demand deposits, while enhancing cross-selling in bancassurance when compared to December 2024.

Strengthening of the digital offering by enhancing customer engagement, value proposition, and client acquisition. For individual clients, **we enabled the onboarding of the new Digital Checking Account Kit and 100% online cards**. For FAN Emprende customers, **the Entrepreneur Checking Account Plan was launched with 100% digital onboarding**.

We have improved customer experience and productivity by spreading the use of **AI-powered virtual assistants to serve** customers and support commercial and IT teams, and the staff in general.

Release of the API Store site for the development of APIs (Application Programming Interfaces), **focused on technological integration** with corporate segment clients.

Value capture through **efficiency and cost savings** by means of initiatives for centralizing subsidiary functions, optimizing organizational structures, reducing infrastructure expenses and redesigning the service model.

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Business Strategy

Integration of the loan collection function through the **merge of Socofin into the Bank**, which pursues to improve both operational efficiency and customer experience.

Sustained progress in the technological transformation process of Banchile Administradora General de Fondos and Banchile Corredora de Bolsa by maintaining the market-leading position of these subsidiaries in their respective industries.

For the third year in a row, we ranked **1st in Service Quality in the Large Financial Institutions Sector**, according to the study conducted by PXI-Praxis Ranking.

We ranked in **4th place** among the most responsible companies in the country **in the Merco Responsibility ESG 2024 ranking**, across all industries.

Successful launch of "Project 4270", an initiative that makes available on the public portal images captured by a drone that travelled the 4,270 kilometers of Chile from North to South. This initiative strengthened **brand positioning and corporate image** while complementing the Corporation's various activities of commitment to the country.

Placement of an ESG bond amounting to CHF 100 million under our MTN program, which is intended to finance **social projects**.

Diverse activities within the framework of **sustainability and commitment to Chile**: "Education for Chile" meeting, Fifth edition of "Women Who Inspire", Corporate Volunteering, the "Reading Boost" Program, Challengers 2025, the XXVI Chilean Open and the Final of the 9th National Entrepreneurial Challenge Contest.

Several strategic **alignment and training activities that pursue to reinforce cultural attributes** and commitment to business-related challenges.

We were recognized for the **third consecutive year** at the 2025 PROCALIDAD National Customer Satisfaction Awards, obtaining **first place in the Large Financial Institutions sector** and the highest distinction, "Best of the Best," in the contractual category.

| 20

Business Strategy

Stakeholders Commitment Advances

Our Staff[1]

Workforce Breakdown



Male
48%
Female
52%

Female in Management Positions[3]

As of December 31, 2024	As of September 30, 2025
33%	32%

Carrer Development in 2025

Lateral Transfers	167
Promotions	620

Inclusion & Non-Discrimination

1.4%

Total employees with disabilities over total staff.

Our Customers

Total Active Customers (million)[2]

+5.4%

Dec-24	Sept-25
2.7	2.8

FAN Accounts[4]

1.9 million

+11.8% vs dec2024

Current Accounts

1.5 million

+5.9% vs dec2024

Credit and Debit Cards (million)

	Credit Card		Debit Card	
	dic-24	sept-25	dic-24	sept-25
	1.8	1.8	4.1	4.1
Change	+2.7		+0.2%	

(1) All staff metrics consider the Banco de Chile's workforce on an individual basis (excluding subsidiaries). Staff metrics consider the period ended on September 30, 2025.
(2) Consider customers with financial activity in one of their products in the last six months.
(3) Share of women in all management positions, including junior, middle and top management positions.
(4) Consider FAN demand accounts (Cuenta FAN, FAN Clan and FAN Emprende).

| 21

Economic & Business Environment Economic Outlook The Chilean economy has continued to show signs of recovery . Recent economic data confirm that economic activity in Chile continued to grow at a faster than expected pace . According to the Central Bank’s Quarterly National Accounts, GDP grew by 3 . 1 % in the 2 Q 25 when contrasted to the 2 Q 24 . This performance was primarily driven by a 5 . 8 % annual expansion in domestic demand, fostered by stronger investment, particularly in machinery and equipment that rose by 11 . 4 % on a yearly basis . By economic sector, mining and construction also showed signs of recovery by rising 4 . 0 % and 1 . 8% , respectively, in the same period . The commerce sector, however, slowed down in the 2 Q 25 by increasing 3 . 9 % in contrast to 8 . 1 % in the 1 Q 25 , all on an annual basis, although it has continued to make a positive contribution to GDP growth . GDP Growth (Annual growth per quarter, %) 2.0 4.0 2.5 3.1 1.6 3Q24 4Q24 1Q25 2Q25 3Q25(f) Available data from the 3 Q 25 has shown mixed trends . The activity grew by only 0 . 5 % in August 2025 , which compares to a 1 . 8 % increase in July 2025 , driven by consumption, all on an annual basis . The weakened performance in August was due to a sharp drop of 8 . 6 % in mining output, particularly in copper extraction due to an operational incident occurred in El Teniente commerce sector, while the overall non - mining IMACEC rose by 1 . 7 % in August 2025 when compared to August 2024 . The labor market has shown signs of a gradual improvement as well . The unemployment rate reached 8 . 6 % in the three - month period ending in August 2025 , marking a 30 bp . decrease when compared to the same period in 2024 ( 8 . 9% ) . This decline was driven by a 1 . 3 % increase in employment, which outpaced the 0 . 9 % growth in the labor force . Furthermore, the number of unemployed individuals fell by 2 . 9% , driven by a 3 . 4 % decrease in the number of people seeking work actively . The labor force participation rate remained stable at 61 . 8% , while the employment rate rose slightly to 56 . 5% . It is important to mention that unemployment remains above levels seen when the GDP grew at comparable levels in the past . 12m CPI Change & 3m Average Unemployment (In Percentage) 4.1 4.5 4.9 4.1 4.4 8.7 8.1 8.7 8.9 8.6 Sep - 24 Sep - 25(f) Dec - 24 Mar - 25 Jun - 25 CPI Unemployment On the inflation front, the headline CPI remains slightly above the Central Bank’s target range . In September 2025 , CPI recorded a twelve - month increase of 4 . 4% (from 4 . 1 % registered in June), marking the highest level since May 2025 . This trend has been mainly driven by increases in volatile prices, particularly energy, which recorded an annual rise of mining. This figure was partly offset by a 3.9% growth in the | 22

Economic & Business Environment 11 . 4 % in September . Core inflation, which excludes volatile items, remained relatively stable at 3 . 9% . Regarding interest rates, the Central Bank lowered the policy rate by 25 bp . in the Monetary Policy meeting held in July 2025 , from 5 . 00 % to 4 . 75% , in line with market expectations . Central Bank’s statement indicated that further rate cuts are likely this year, provided that economic fundamentals remain consistent with the normalization of inflation towards the 3 % midpoint target in a two - year timeframe . Expectations for 2025 As a consequence of the stronger performance of the economy in the 1 H 25 , we have revised our GDP growth forecast for 2025 from 2 . 3 % projected last quarter to 2 . 5% . This adjustment is mainly attributable to the higher growth observed this year, mainly in the domestic demand . This change is also consistent with the improvement observed in some leading indicators of private investment, such as capital goods imports, and the rise in expected investment according to the survey conducted by the Capital Goods Corporation . Nonetheless, the greater dynamism in some components of domestic demand will likely be offset by the deceleration in exports . This resilience provides a degree of support to overall activity over the next quarters . Inflation is expected to continue its gradual convergence toward the Central Bank’s target, although it is projected to remain above the 3 . 0 % midpoint . Under our baseline scenario, year - end inflation would reach 3 . 9% , supported by the absence of significant changes in energy prices – unlike in 2024 – and a more stable Chilean peso against the dollar . In this context, the Central Bank is expected to continue with a gradual reduction of the monetary policy interest rate, reaching 4 . 50 % by December 2025 . Notwithstanding the above, there are some sources of uncertainty to take into consideration . From the global economy, it is essential to monitor the evolution of trade tensions, as Chile is a highly integrated into the rest of the world . On the domestic front, the political scenario will also be an important factor to monitor, as Chile prepares for both presidential and congressional elections . 2025(f) Chilean Economy (1) ~2.5% GDP Growth ~3.9% CPI Variation (EoP) ~4.50% Monetary Policy Interest Rate (EoP) (1) Based on Banco de Chile’s own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of September 2025. | 23

Economic & Business Environment Banking Industry Performance and Projections According to the CMF, the Chilean banking industry had total loans for Ch $ 247 , 542 , 492 million as of August 31 , 2025 (latest available data), excluding operations of foreign subsidiaries . This amount represents an nominal annual expansion of 5 . 4 % when compared to August 31 , 2024 and, more importantly, when adjusting for inflation (measured as UF variation), the figure denotes a real 12 - month growth rate of 1 . 0% , which places loan growth in positive territory for first time in more than a year . As expected, the expansion in total loans was strongly influenced by a recovery in commercial loans that increased above inflation on an annual basis, together with a steady upward trend in consumer loans for second quarter in a row, which seems to reaffirm the reactivation of this lending family, although recent dynamism in loan growth has been fostered by the emphasis of some market players on targeting lower - income segments . Residential mortgage loans, instead, have maintained a soft - landing journey to real 12 - month growth rates of ~ 1 . 0% . Loan Growth (1) (12m % change, in real terms) - 1.8% - 2.0% - 4.2% - 0.4% - 2.1% 1.8% 1.3% 1.0% 0.6% - 1.9% - 4.8% Aug - 24 Dec - 24 Mar - 25 2.1% 1.3% 1.2% - 0.6% - 2.3% 1.7% 0.2% 0.2% 1.4% Total Loans Residential Loans Jun - 25 Aug - 25 Commercial Loans Consumer Loans (1) Figures do not include operations of subsidiaries abroad. As mentioned, commercial loans reached positive real annual growth of 0 . 6% ( 5 . 0 % in nominal terms) in August 2025 for first time in three years . Although this figure seems to be moderate, it seems to be good news after all, as it could be reflecting the green shoots the Central Bank has noticed for private investment over the last quarters on the grounds of both increased capital expenditures – particularly in the construction sector – and greater imports of capital goods . This would also be aligned with : (i) the consolidation of activity indicators for commerce and manufacturing in positive territory, as evidenced by the Monthly Economic Activity Index (IMACEC), and (ii) an overall business sentiment that, although still pessimistic, continues to evidence moderate improvement . Nevertheless, we are aware there are still some factors that hinder the takeoff of private investment, such as : (i) administrative barriers for large - scale investment projects, (ii) still elevated borrowings costs since interest rates remain above neutral levels, and (iii) business headwinds affecting specific industries that have not been able recover previously seen dynamism . These trends are to some degree aligned with the conclusions of the 3 Q 25 Credit Survey conducted by the Central Bank, which shows that the demand for commercial loans remains weak, while supply conditions do not seem to be more restrictive but instead more eased for some sectors, such as real estate and construction . In Personal Banking loans the story has been better, although it is composed of uneven trends . Positively, consumer loans increased 1 . 8 % in real terms ( 6 . 1 % nominal growth) on August 31 , 2025 when compared to a year earlier, which seems to consolidate upward trajectory we highlighted in the previous quarterly report . This is consistent with leading household consumption indicators that performed above expectations in the 1 H 25 and have continued to show positive growth, such as the Monthly Retail Sales Index and Supermarket Sales, but still at moderate levels . These trends are in line with the 3 Q 25 Credit Survey conducted by Central Bank . Even though this study does not report significant changes in credit supply, demand for consumer loans seems to be reactivating in the margin . On the other hand, although residential mortgage loans continue to increase positively in real terms, it is possible to figure out a steady slowdown over the last quarters by sliding from a real annual expansion of 2 . 1 % in August 2024 to a 1 . 3 % real annual increase ( 5 . 6 % nominal) in August 2025 . Even though the demand for housing continues to drive the demand | 24

Economic & Business Environment for residential mortgage loans, both the prevailing level of long - term interest rates and the end of tax benefits on residential construction have negatively impacted on decisions made by real estate developers and borrowers, respectively . However, the recently launched state - guaranteed loan program may have a positive effect on this market . This program pursues to stimulate the construction sector by stimulating the purchase of the current stock of homes with a market value below ~U . S . $ 165 , 000 through a direct subside of the interest rate paid by borrowers while supporting debtors’ obligations . In terms of funding sources, the Time Deposits managed by the industry totalled Ch $ 115 , 300 , 885 million as of August 31 , 2025 , which denotes a 3 . 3 % nominal annual increase ( 1 . 0 % real contraction) . As explained in previous reports, this deceleration is aligned with expectations since Time Deposits have become less attractive for depositors as the monetary policy interest rate began to decrease . In turn, Demand Deposits keep solid by reaching Ch $ 68 , 295 , 269 million as of August 31 , 2025 , which represents a 6 . 2 % nominal annual growth ( 1 . 8 % in real terms) when compared to a year earlier . As a result, the industry’s reciprocity ratio of demand deposits to total loans stayed above the ~ 25 . 0 % level seen before 2020 by reaching 27 . 6 % in August 2025 , which represents a sort of new normal for the entire banking system . Regarding Debt Issued (including regulatory capital instruments), as of August 31 , 2025 the industry reached had outstanding debt for Ch $ 73 , 268 , 849 million, which is 2 . 6 % above the level recorded in August 2024 , in nominal terms ( 1 . 6 % real decrease) . Although the banking industry’s funding structure continues to be strongly influenced by tempered loan growth, it is expected to reactivate in the coming quarters if lending activity picks up . Regarding results, as of August 31 , 2025 the industry reached a net income of Ch $ 3 , 745 , 537 million, which denotes an 11 . 0 % increase when compared to the same period of 2024 . This change relied mainly on : (i) greater operating revenues by Ch $ 451 , 569 million or 3 . 9% , jointly driven by net interest income, net fee income and income from treasury activities, and (ii) lower income tax by Ch $ 134 , 401 million or 12 . 1% , mainly associated with the operation of offshore subsidiaries by a couple of local banks . These factors, in turn, were partly offset by : (i) an increase of Ch $ 172 , 024 million or 3 . 4 % in operating expenses steered by increments in both personnel and administrative expenses that were partly offset by lower operational losses related to external fraud as a result of changes in the legal framework starting June 2024 , and (ii) a rise of Ch $ 43 , 345 million or 2 . 3 % in expected credit losses . Expectations for 2025 Regarding loan growth, as we forecasted last quarter, we are already seeing an upsurge, so we maintain our forecast of the annual expansion of the industry’s loan book by December 2025 , which would be in the neighborhood of ~ 4 . 0 % in nominal terms, unless some of the external or internal risk factors impact the local economy over the 4 Q 25 . As mentioned in past reports, personal banking is expected to continue driving loan growth over the rest of the year, particularly through residential mortgage loans . In the case of consumer loans, we cannot rule out a slowdown considering increased unemployment, although the commercial strategies deployed by certain market players to target the lower - income segment may partly offset this effect . Regarding commercial loans, we foresee real annual growth of ~ 3 . 0 % in nominal terms for the year ended December 31 , 2025 . Even though we are evidencing some reactivation in commercial loans, the corporate segment continues to be constrained, and the outcome of presidential elections may play a role in investment projects undertaken by companies . From the funding perspective, we continue to expect Demand Deposits to grow above 5 . 0 % in nominal terms by December 2025 , which means the reciprocity ratio should stay in the range of 28 % to 29 % that is still above the historical level . The expected decrease in the monetary policy interest rate to ~ 4 . 50 % in December 2025 and the inflation rate returning to the Central Bank’s target range would drive this growth . Therefore, changes in Time Deposits and Debt Issued will depend on banks’ funding needs and the management of liquidity and interest rate risk in the banking book . In terms of results, we have revised our estimate for the industry’s NIM upwards to a range of 3 . 7 % and 4 . 0% (from 3 . 5 % to 3 . 8% ), with inflation converging to ~ 3 . 9 % by the end of the year and the monetary policy interest reaching 4 . 50% . In terms of credit risk, although the NPLs ratio has improved in the margin over the last quarters, we continue to see NPLs in the upper boundary of the 2 . 0 % to 2 . 2 % range . Likewise, we continue to expect industry’s ECLs to be in the range of 1 . 2 % to 1 . 4% (excluding additional provisions) by the end of 2025 . FY2025(f) Banking System (1) ~4.0% Nominal Loan Growth 28% - 29% DDA / Total Loans 3.7% – 4.0% Net Interest Margin 1.2% – 1.4% ECL / Avg. Loans 2.0% – 2.2% Past - Due Loans (>90d) (1) Based on Banco de Chile’s own estimates. | 25

Economic & Business Environment

Market Share in Commercial Loans (1)
(As of August 2025)


17.1%
16.0%
13.8%
10.6%
10.5%
Itaú

Market Share in Consumer Loans (1)
(As of August 2025)


19.4%
18.3%
15.1%
10.5%
7.9%
Itaú

Market Share in Demand Deposits in Local Currency (1)
(As of August 2025)


20.3%
18.8%
14.4%
7.8%
5.1%
Itaú

Market Share in Assets Under Management (2)
(As of September 2025)


22.8%
18.2%
12.3%
6.5%
5.6%
BICE
Itaú

Market Share in Net Income
(As of August 2025)


22.1%
19.2%
18.2%
7.7%
7.5%
Itaú

Return on Average Capital and Reserves
(As of August 2025)


23.4%
22.8%
14.7%
11.4%
10.5%
Itaú

Cost-to-Income Ratio
(As of August 2025)


35.8%
36.7%
38.7%
50.0%
53.8%
Itaú

90-day Past Due Loans
(As of August 2025)


1.4%
1.5%
2.3%
2.6%
2.7%
Itaú

Sources: CMF and Mutual Funds Association
(1) Excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries.

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Management Discussion & Analysis Income Statement Analysis 3Q25 and 2025 YTD (In Millions of Ch$) Net Income 3 Q 25 vs . 3 Q 24 During the 3 Q 25 , we reached a net income of Ch $ 292 , 914 million, which represented an annual increase of Ch $ 4 , 843 million or 1 . 7 % when compared to the amount earned in the 3 Q 24 . Quarterly Net Income (In millions of Ch$) Income Tax 288,071 32,166 (17,329) 794 (3,405) (7,383) 292,914 3Q24 3Q25 The annual increase was principally fostered by an annual rise of Ch $ 32 , 166 million or 5 . 4 % in customer income during the 3 Q 25 when compared to the 3 Q 24 , which in turn was mostly explained by annual improvements in both net fee income and income from loans . This factor was to some extent counterbalanced by : Non - Customer Income Customer Income Expected Credit Losses Operating Expenses 1.7% ⭬ An annual contraction of Ch $ 17 , 329 million or 14 . 1 % in non - customer income in the 3 Q 25 as compared to the 3 Q 24 , mainly caused by the effect of lower inflation during this quarter . ⭬ A yearly rise of Ch $ 7 , 383 million or 9 . 3 % in income tax, due to both the effect of lower inflation – that resulted in a higher taxable base – and an annual increase in income before income tax . ⭬ Operating Expenses that rose Ch $ 3 , 405 million or 1 . 2 % in the 3 Q 25 when contrasted to the 3 Q 24 , explained by higher administrative expenses related to marketing and IT expenses . 2025 YTD vs . 2024 YTD Our net income amounted to Ch $ 926 , 725 million as of September 30 , 2025 , which represents an annual positive variance of Ch $ 17 , 399 million or 1 . 9 % when compared to the figure recorded in the same period of 2024 . Yearly Net Income (In millions of Ch$) 909,326 73,876 (68,546) 22,378 (8,730) (1,579) 926,725 Sep - 24 Sep - 25 Non - Customer Income Income Tax Customer Income Expected Credit Losses Operating Expenses 1.9% The annual change in net income was mainly explained by: ⭬ An annual rise of Ch $ 73 , 876 million or 4 . 1 % in customer income, which once again reflects solid fundamentals in regard to our revenue - generating capacity thanks to the strong relationship with our clients . As in the quarterly figures, income from loans and net fee income were the main contributors to the positive performance of customer income on a year - to - date basis . On the other hand, these effects were partly offset by both lower contribution of DDA balances to our funding and decreased margin from Time Deposits as a result of lower interest rates in 2025 when compared to a year earlier . ⭬ Lower Expected Credit Losses (ECL) by Ch $ 22 , 378 million or 7 . 8 % in the nine months ended September 30 , 2025 , when compared to the same period of 2024 . This decrease had mainly to do with improved credit quality in both the Retail and Wholesale Banking Segment . | 27

Management Discussion & Analysis These positive factors were to some degree offset by : ⭬ An annual decrease of Ch $ 68 , 546 million or 14 . 5 % in non - customer income in the nine months ended on September 30 , 2025 when compared to the same period of 2024 . This change was mostly influenced by lower revenues from Asset & Liability Management (ALM hereafter) due to the maturity of FCIC in July 2024 that resulted in a higher comparison base, together with the effect of slightly lower inflation (measured as UF variation) as of September 2025 when compared to the same period of 2024 . ⭬ A yearly increment of Ch $ 8 , 730 million or 1 . 1 % in operating expenses, mainly attributable to a moderate rise in administrative expenses . In this case, the increase in both marketing and IT expenses, coupled with impairments of accrued fees in the investment banking and mutual fund management businesses . Return on Average Capital & Reserves (ROAC) As a result of the drivers mentioned above, we achieved a ROAC of 22 . 4 % in the 3 Q 25 , which compares to the 22 . 9 % reached in the 3 Q 24 . Similarly, as of September 30 , 2025 our ROAC amounted to 22 . 3% , which is 58 bp . below the 22 . 9 % registered a year ago . Return on Average Capital & Reserves (1)(2) (Annualized) 22.9% 22.4% 22.9% 22.3% 16.6% 15.5% 15.9% 16.1% 3Q24 3Q25 Sep - 25 Sep - 24 Industry ROAC (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends. (2) Industry  s ratios for the 3Q25 consider the three - month period ended on Aug 31, 2025 while year - to - date ratios consider information as of Aug 31, 2025. All in all, we continued to outperform the industry in profitability by reaching positive gaps of 689 bp . and 619 bp . in ROAC for the 3 Q 25 and as of September 30 , 2025 , respectively . Projections Based on the excellent resulted we have achieved year - to - date, we revised our baseline scenario for the FY 2025 , although we are aware that some risks still prevail, we do not foresee material impacts on the local economy or the local banking activity in the 4 Q 25 . Regarding our top line, we continue to forecast a NIM in the neighbourhood of 4 . 7 % by December 2025 , primarily due to an inflation rate that – measured as UF variation – would remain close to the upper boundary of the Central Bank’s target range, which benefits our net inflation - indexed position in the banking book . This factor would enable us to deal with a slower - than - expected convergence of the monetary policy interest rate to the neutral level, considering that only one additional cut is expected in the 4 Q 25 , from the current level of 4 . 75 % to 4 . 50 % by the end of the year . In terms of credit risk, our asset quality continues to outpace the rest of the industry . Based on this strength and the performance we have shown year - to - date, we have revised our projections for the year - end ECL ratio from ~ 1 . 0 % predicted last quarter to ~ 0 . 9 % over average loans . Regarding NPLs, we continue to expect the past - due ratio to decrease to the extent the economic activity retakes dynamism . As for operating expenses, based on both stricter protocols to control our cost base the advances we have achieved in efficiency and productivity, we have also revised our forecast for the year - end efficiency ratio from ~ 38 % last quarter to ~ 37% . Based on these drivers, in absence of non - recurrent factors, we now expect to end the year with a ROAC of ~ 22 . 5% , which is up from the ~ 21 . 0 % forecasted in the 2 Q 25 . FY2025 Banco de Chile Slightly above industry Loan Growth (Nominal) ~4.7% Net Interest Margin (NIM) ~0.9% Expected Credit Losses / Avg. Loans ~37% Efficiency Ratio ~22.5% Return on Average Capital (ROAC) (1) (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends | 28

Management Discussion & Analysis Operating Revenues Breakdown (In millions of Ch$) Quarter Change 3Q25/3Q24 % Ch$ Sep - 25 Sep - 24 % Ch$ 3Q25 3Q24 (2.1)% - 33,489 1,551,760 1,585,249 (2.4)% - 12,230 487,843 500,073 Net Interest Income (Interest and Inflation) (10.1)% - 22,649 202,331 224,980 +16.6% 10,381 72,738 62,357 Financial Results (1) (3.1)% - 56,138 1,754,091 1,810,229 (0.3)% - 1,849 560,581 562,430 Net Financial Income +10.7% 45,540 472,773 427,233 +10.0% 14,512 160,249 145,737 Net income from commisions +27.6% 8,305 38,357 30,052 (9.0)% - 928 9,394 10,322 Other Operating Income +19.7% 1,397 8,481 7,084 (11.1)% - 334 2,670 3,004 Income attributable to affiliates - 6,226 3,761 - 2,465 - 3,436 2,789 - 647 Income from Non - Current Assets Held for Sale +0.2% 5,330 2,277,463 2,272,133 +2.1% 14,837 735,683 720,846 Total Operating Revenues bp. Sep - 25 Sep - 24 bp. 3Q25 3Q24 Key Ratios - 15 4.65% 4.80% - 35 4.29% 4.64% Net Interest Margin - 19 4.97% 5.16% - 35 4.65% 5.00% Net Financial Margin 11 1.61% 1.50% 10 1.62% 1.52% Fees to Average Loans Change Sep - 25/Sep - 24 In Millions of Ch$ Year - to - Date (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 3Q25 vs. 3Q24 Net Financial Income Breakdown (In Millions of Ch$) 562,430 560,581 452,516 470,170 109,914 90,411 3Q24 3Q25 Non - Customer Financial Income Custo mer Financial Income | 29 Our net financial income registered a slight decrease of Ch $ 1 , 849 million, from Ch $ 562 , 430 million in the 3 Q 24 to Ch $ 560 , 581 million in the 3 Q 25 . Whereas the customer financial income recorded an annual surge of Ch $ 17 , 654 million, mostly backed by a strong pickup in income from loans, the non - customer financial income decreased Ch $ 19 , 503 million during the period primarily due to the effect of lower inflation . In detail, the 0.3% annual drop in net financial income resulted from: ⭬ Lower contribution of our structural inflation - indexed net asset exposure that hedges our equity against inflation by Ch $ 15 , 973 million in the contribution in the 3 Q 25 as compared to the 3 Q 24 , mostly explained by the 0 . 6 % inflation (measured as UF variation) experienced this quarter when compared to the 0 . 9 % recorded in the 3 Q 24 . ⭬ An annual decrease of Ch $ 6 , 842 million in the contribution of Demand Deposits (DDA) to our funding cost as a result of the overall decline in local and foreign short - term interest rates, in line with local and offshore monetary policy rates that continue to converge to neutral levels, as 12 - month inflation seems to be returning to policy targets . The effect of lower interest rates was to some extent offset by an annual increment of 6 . 0 % in average DDA balances, fostered by an annual pickup in DDA denominated in local currency . ⭬ An annual decline of Ch $ 925 million in revenues coming from the treasury business . This figure was predominantly driven by lower revenues from our Trading & Debt Securities desks, due to both the negative effect unfavourable changes in local interest rates on the mark - to - market of fixed - income securities and derivatives in the 3 Q 25 , together with lower revenues from the management of the FX position . These effects were partly counterbalanced by an annual increase of Ch $ 22 , 376 million or 9 . 2 % in income from loans during the 3 Q 25 , which in turn was driven by : (i) income from consumer loans that rose by Ch $ 11 , 108 million on an annual basis, supported by a ~ 53 bp . annual increase in lending spreads when compared to the 3 Q 24 , and a 3 . 2 % growth in average consumer loan balances over the same period, (ii) income from commercial loans that increased Ch $ 7 , 095 million on an annual basis, fueled

Management Discussion & Analysis by the combination of higher average balances of loans in local currency and improved lending spreads in specific banking units as a result of the amortization of Fogape loans, and (iii) further income from residential mortgage loans by Ch $ 4 , 172 million, in line with a 7 . 6 % annual expansion in average balances . 2025 YTD vs . 2024 YTD As of September 30 , 2025 , net financial income totaled Ch $ 1 , 754 , 091 million, which denotes an annual decrease of Ch $ 56 , 138 million or 3 . 1 % when compared to the same period of 2024 . This was primarily underpinned by non - customer financial income that declined Ch $ 84 , 474 million on an annual basis, mostly due to lower income from ALM as a result of the maturity of the FCIC last year . Instead, customer financial income increased Ch $ 28 , 336 million on an annual basis, reflecting the resilience of our core business in terms of revenue generation . Net Financial Income Breakdown (In Millions of Ch$) 1,372,565 1,400,902 437,664 353,189 1,810,229 1,754,091 Sep - 24 Sep - 25 Non - Customer Financial Income Customer Financial Income The main factors behind these figures were : ⭬ An annual decrease of Ch $ 71 , 421 million in revenues coming from treasury, primarily as a consequence of : (i) an annual contraction of Ch $ 67 , 902 million in income from ALM, mostly due to the scheduled repayment of the FCIC funding to the Central Bank in July 2024 , and (ii) a yearly drop of Ch $ 4 , 589 million in income from the management of trading positions in both fixed - income securities and derivatives (Trading & Debt Securities), prompted by a comparison base effect given by favourable shifts in local short - term interest rates in the early 2024 that more than offset the positive effect of lower interest rates in 2025 . These effects were partly counterbalanced by an annual growth of Ch $ 3 , 725 million in revenues from our Sales & Structuring unit as a result of specific derivative transactions carried out by corporate clients . ⭬ Lower contribution from our structural net asset exposure indexed to inflation by Ch $ 10 , 553 million on an annual basis, mostly associated with a decline in inflation (measured as UF variation), from 3 . 0 % as of September 30 , 2024 to 2 . 8 % as of the same date in 2025 . This factor was partly offset by an annual increase in the average structural net asset inflation - indexed exposure in 2025 when compared to 2024 . ⭬ A yearly decrease of Ch $ 18 , 089 million in the contribution of DDA balances to our funding in the nine months ended September 30 , 2025 when compared to the same period of 2024 , mostly explained by the same effect of lower interest rates as mentioned in quarterly figures, which was partly offset by an annual rise of 4 . 7 % in average DDA balances in local currency . ⭬ An annual decline of Ch $ 13 , 605 million or 19 . 8 % in income from Time Deposits (TD) as of September 30 , 2025 . This performance was closely related to the steady decrease in short - and mid - term local interest rates over the last 12 months, which resulted in lowered margins . These effects more than offset the annual rise of Ch $ 54 , 455 million or 7 . 6 % in income from loans, from Ch $ 720 , 151 million as of September 30 , 2024 to Ch $ 774 , 605 million as of the same date in 2025 . When breaking down by lending product, consumer loans contributed Ch $ 28 , 829 million of further income during the period, mostly due to the annual growth of 44 bp . in average lending spreads that reflect a gradual normalization to pre - pandemic levels . Furthermore, income from commercial loans rose Ch $ 14 , 420 million as of September 2025 , fueled by both a 1 . 2 % annual growth in average loan balances and the positive effect of the amortization of low - margin credits, such as Fogape loans, on lending spreads . Lastly, income from residential mortgage loans increased of Ch $ 11 , 206 million as of September 30 , 2025 when compared to a year earlier, mostly due to a 7 . 8 % expansion in average loan balances, in nominal terms . Net Financial Margin (NFM) Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) 5.00% 5.16% 4.97% 4.10% 4.65% 4.25% 4.19% 4.29% 3Q24 3Q25 Sep - 25 Sep - 24 BCH Industry | 30 (1) Industry  s ratios for the 3Q25 consider the three - month period ended on Aug 31, 2025 while year - to - date ratios consider information as of Aug 31, 2025.

Management Discussion & Analysis Our net financial margin (NFM) decreased 35 bp . on an annual basis by reaching 4 . 65 % in the 3 Q 25 . This decrease resulted from both the slight decrease of 0 . 3 % in net financial income and average interest earning assets growing 7 . 2 % on an annual basis . For the nine - month period ended September 30 , 2025 our NFM reached 4 . 97% , which is slightly below the 5 . 16 % recorded as of September 30 , 2024 . This decline, as already explained, was primarily associated with lower revenues from ALM due to the maturity of the FCIC and, to a lower extent, lower inflation . However, when compared to the local banking sector, during the 3 Q 25 we remained way above the 4 . 25 % NFM ratio posted by the industry (+ 40 bp . ) . In a similar fashion, we outpace the local banking industry’s ratio by 68 bp . as of September 30 , 2025 . Net Fee Income 3 Q 25 vs . 3 Q 24 In the 3 Q 25 our net fee income totalled Ch $ 160 , 249 million, which represents an annual rise of Ch $ 14 , 512 million or 10 . 0 % when compared to the 3 Q 24 . Net Fee Income (In Millions of Ch$) 160,249 50,097 52,927 23,747 25,892 37,066 44,013 17,888 3,955 17,203 14,351 2,588 16,259 145,737 3Q24 3Q25 This yearly increment was primarily fostered by : ⭬ An annual increase of Ch $ 6 , 947 million or 18 . 7 % in net fee income from Mutual Funds and Investment Funds management, mostly driven by a 11 . 3 % annual growth in average assets under management (AUM) . This has mainly to do with the excellent performance of the mutual funds series launched by the end of 2023 , which have become an attractive investment alternative for our customers in the context of lower interest rates . Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services 141,638 158,090 79,388 76,398 103,803 126,310 50,524 10,835 52,338 43,962 7,918 427,233 Sep - 24 Sep - 25 ⭬ Higher net fee income from Transactional Services by Ch $ 2 , 830 million or 5 . 6 % on an annual basis, which mainly relied on : (i) an annual rise of Ch $ 2 , 151 million or 15 . 1 % in fees from demand accounts, principally explained by an annual expansion of 11 . 0 % in the number of debit card transactions in the 3 Q 25 , and (ii) an annual surge of Ch $ 1 , 724 million or 12 . 3 % in fee income from checking accounts and overdrafts, which is partly explained by ~ 135 , 400 new checking account openings over the last 12 months . ⭬ A annual rise of Ch $ 2 , 145 million in net fee income from Insurance Brokerage, highly influenced by an annual increase of 5 . 8 % in written premiums in the 3 Q 25 when compared to the 3 Q 24 , mainly due to increased cross - selling of credit - related life insurance . ⭬ An annual growth of Ch $ 1 , 367 million in net fee income generated by our Stock Brokerage subsidiary, mostly driven by an annual boost of 165 . 6 % in stock trading turnover in the 3 Q 25 . This strong performance enabled us to achieve an average market share of 13 . 6 % in the 3 Q 25 , which positively compares to the 9 . 7 % average market share reached in the 3 Q 24 . Both the participation of our specialized subsidiary in a couple of significant transactions carried out in the local market and the overall recovery experienced by the stock market this year support this favourable evolution . 2025 YTD vs . 2024 YTD As of September 30 , 2025 , our net fee income accounted for Ch $ 472 , 773 million, equivalent to an annual increase of Ch $ 45 , 540 million or 10 . 7 % when compared to the amount reached as of September 30 , 2024 . Net Fee Income (In Millions of Ch$) 472,773 Others 48,802 Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 31

Management Discussion & Analysis The annual change primarily relied on : ⭬ Higher net fee income by Ch $ 22 , 507 million or 21 . 7 % from the management of Mutual Funds and Investment Funds, mostly explained by a 15 . 3 % annual growth in average AUM during the nine months ended September 30 , 2025 when compared to the same period of 2024 . This trend was driven by a shift in customers preferences, amid declining average interest rates paid on Time Deposits, that led them to seek more profitable investment alternatives . This market opportunity has been addressed by our Mutual Fund and Investment Funds Management subsidiary through new tailored funds, as mentioned in quarterly figures . ⭬ Net fee income from Transactional Services that rose Ch $ 16 , 452 million or 11 . 6 % by reaching Ch $ 158 , 090 million as of September 30 , 2025 . Most of this growth was driven by an annual increment of Ch $ 9 , 843 million or 17 . 9 % in credit card fees, which was mostly related to credit card transactions carried out by our clients that increased 6 . 8 % in the nine - month period ended September 30 , 2025 when compared to the same period of 2024 . ⭬ A yearly increment of Ch $ 3 , 460 million in net fee income from Other Services, mainly concentrated in Cash Management Services, Wire Transfers and payment orders, mainly sustained by lower interbank fares when compared to 2024 , in line with the trend observed throughout 2025 . ⭬ An annual rise of Ch $ 2 , 917 million in net fees coming from Stock Brokerage services . This increase reflects sustained momentum of the local stock market throughout the year and the participation of our specialized subsidiary in some important transactions executed in the local market, which resulted in a 122 . 0 % annual rise in stock trading turnover intermediated by this company . ⭬ An annual increase of Ch $ 1 , 814 million or 3 . 6 % in net fees related to credits, contingent loans and credit prepayments, which was mostly concentrated in higher net fee income from contingent loans due to growth in average balances, particularly in guarantees from the Retail Segment . These effects were partially offset by an annual decline of Ch $ 2 , 990 million or 3 . 8 % in net fee income from Insurance Brokerage, mainly due to lower upfront fees accrued under the 2019 alliance with an international insurer, following the expiration of claw - back clauses by the end of 2024 . Additionally, written premiums decreased 8 . 8 % as of September 2025 when compared to a year earlier, reflecting adjustments in the casualty insurance business linked to mortgage loans . On the whole, the improved result in the 3 Q 25 allowed us to offset the unfavorable performance evidenced throughout 2025 . | 32 Other Operating Income 3 Q 25 vs . 3 Q 24 Other Operating Income (including income from investments in affiliates, income from non - current assets held for sale and other operating income) reached Ch $ 14 , 853 million in the 3 Q 25 , which denotes a yearly rise of Ch $ 2 , 174 million or 17 . 1 % when compared to the same period last year . This change was steered by an annual increase of Ch $ 3 , 436 million in income from non - current assets held for sale related to the sale of some former branch locations during the 3 Q 25 as part the efficiency program that we have been deploying over the last years . 2025 YTD vs . 2024 YTD As of September 30 , 2025 , the Other Operating Income increased Ch $ 15 , 928 million or 45 . 9 % in the nine - month period ended on September 30 , 2025 when compared to the same period of 2024 . This annual increase was mostly explained by : (i) an annual growth of Ch $ 8 , 305 million in other operating income that was mostly associated with the recognition of inflation - indexation income from Monthly Provisional Payments of taxes from previous fiscal years, and (ii) an annual rise of Ch $ 6 , 226 million in income from non - current assets held for sale, due to the same reason mentioned in quarterly figures . Expected Credit Losses 3 Q 25 vs . 3 Q 24 Our Expected Credit Losses (ECL) reached Ch $ 79 , 560 million in the 3 Q 25 , which denotes a slight annual decrease of Ch $ 794 million or 1 . 0 % when compared to the amount recorded in the 3 Q 24 . The slight annual change in ECL was primarily driven by a net improvement in credit quality, which resulted in lower ECL by Ch $ 13 , 149 million in the 3 Q 25 as compared to the 3 Q 24 . The Wholesale Banking segment accounted for Ch $ 17 , 589 million of this improvement, which in turn was partly influenced by : (i) a comparison base effect, as a result of the deterioration in asset quality of specific customers belonging to the real estate, construction and financial services industries in the 3 Q 24 , and (ii) the asset quality improvement of a specific customer in the manufacturing sector during the 3 Q 25 . Conversely, the Retail Banking segment recorded an annual increase of Ch $ 4 , 441 million in ECLs, mainly due to an higher increase in overdue loans above 30 days during the 3 Q 25 when compared to the increased recorded in the 3 Q 24 .

Management Discussion & Analysis Expected Credit Losses (In Millions of Ch$) 3Q24 3Q25 In Millions of Ch$ Quarter Change 3Q25/3Q24 Ch$ % These drivers were almost entirely counterbalanced by : ⭬ An annual rise of Ch $ 5 , 222 million in impairment of financial assets – measured at both FVOCI and amortized cost – in the 3 Q 25 when compared to the 3 Q 24 , mostly explained by a comparison base effect, due to lower probabilities of default of fixed - income securities issued by counterparties belonging to the local financial services sector in the 3 Q 24 . ⭬ A volume effect (including both loan growth and mix effect) that explained an annual increase of Ch $ 4 , 686 million in ECL . The main underlying factor explaining this effect was a 4 . 2 % annual increment in average loan balances in the 3 Q 25 , primarily fostered by residential mortgage loans . ⭬ Cross - border loan allowances that increased Ch $ 2 , 447 million in the 3 Q 25 when compared to the same period of 2024 . This rise was consequence of both a comparison base effect related to an allowance release in the 3 Q 24 as a result of lower exposures to offshore banking counterparties in that period, and the appreciation of 4 . 7 % experienced by the Chilean peso in the 3 Q 24 in comparison with the 3 . 3 % depreciation recorded in the 3 Q 25 . 2025 YTD vs . 2024 YTD As of September 30 , 2025 , our ECL amounted to Ch $ 266 , 080 million, which indicates an annual decline of Ch $ 22 , 378 million or 7 . 8 % when compared to the same period of 2024 . As mentioned in previous quarterly reports, the new standardized provisioning model for consumer loans was implemented in January 2025 , an effect that we overcame through the release of additional allowances by ~Ch $ 69 , 035 million . Loan Loss Allowances Loan Loss Allowances +2.2% 17,116 786,084 768,968 Initial Allowances +4.9% 38,450 824,590 786,140 Initial Allowances +0.5% (1,583) (322,781) (321,198) Charge - offs +5.2% (5,547) (112,059) (106,512) Charge - offs (100.0)% 449 0 (449) Sales of Loans (100.0)% 221 0 (221) Sales of Loans (212.2)% (4,316) (2,282) 2,034 Allowances FX effect (178.4)% 6,961 3,060 (3,901) Allowances FX effect +7.9% 26,332 359,716 333,384 Provisions established, net (1.9)% (2,087) 105,146 107,233 Provisions established, net +4.9% 37,998 820,737 782,739 Final Allowances +4.9% 37,998 820,737 782,739 Final Allowances Expected Credit Losses Expected Credit Losses +7.9% 26,332 359,716 333,384 Provisions Established Loans (1.9)% (2,087) 105,146 107,233 Provisions Established Loans (115.5)% (379) (51) 328 Provisions Established Banks (11.1)% (27) 217 244 Provisions Established Banks (1154.4)% 20,329 18,568 (1,761) Provisions Contingent Loans +265.9% (6,830) (9,399) (2,569) Provisions Contingent Loans +24.1% 1,034 5,327 4,293 Prov. Cross Border Loans (100.0)% 2,447 0 (2,447) Prov. Cross Border Loans (386.6)% 4,229 3,135 (1,094) Financial Assets Impairments (140.3)% 5,222 1,500 (3,722) Financial Assets Impairments - (69,035) (69,035) 0 Additional Provisions - 0 0 0 Additional Provisions +10.5% (4,888) (51,580) (46,692) Recoveries (2.6)% 481 (17,904) (18,385) Recoveries (7.8)% (22,378) 266,080 288,458 Expected Credit Losses (1.0)% (794) 79,560 80,354 Expected Credit Losses Expected Credit Losses (In Millions of Ch$) Change Sep - 25/Sep - 24 Ch$ % Year - to - Date Sep - 24 Sep - 25 In Millions of Ch$ When isolating the one - time effect described above, the following key drivers can be highlighted : ⭬ An overall net credit quality improvement of Ch $ 41 , 830 million in the nine - month period ended September 30 , 2025 when compared to the same period last year, primarily supported by : (i) a yearly decline of Ch $ 21 , 679 million in ECL coming from the Wholesale Banking segment, reflecting improved credit risk profiles of customers across the real estate, construction, and manufacturing sectors, and (ii) an annual decrease of Ch $ 20 , 151 million in ECL in the Retail Banking segment, mainly as a result of the improvements observed in asset quality during the 1 H 25 , particularly for commercial and consumer loans, when compared to the same period of 2024 . These effects were partly counterbalanced by : ⭬ A volume effect (including both loan growth and mix effect) that translated into an annual increase of Ch $ 14 , 189 million in ECL due to a 3 . 7 % annual rise in average loan balances, entirely concentrated in the Retail Banking segment (mostly residential mortgage loans) . ⭬ An annual increase of Ch $ 4 , 229 million in impairment of financial assets measured at both FVOCI and amortized cost, explained by the same drivers mentioned in quarterly figures . ⭬ An annual rise of Ch $ 1 , 034 million in ECL driven by higher exposures to offshore banking counterparties, particularly during the first half of 2025 . | 33

Management Discussion & Analysis Expected Credit Losses Ratio Based on the above, our ECL ratio (annualized ECL over average loans) reached 0 . 80 % in the 3 Q 25 , which was 4 bp . below the 0 . 84 % recorded in the 3 Q 24 . In a more marked fashion, our ECL ratio showed a decrease of 11 bp . from the 0 . 90 % recorded as of September 30 , 2025 in comparison with the 1 . 01 % recorded as of September 30 , 2024 . Expected Credit Losses Ratio (1) (Expected Credit Losses / Average Loans) 0.84% 0.80% 0.90% 0.95% 1.01% 1.09% 1.06% 1.10% 3Q24 3Q25 Sep - 25 Sep - 24 BCH Industry (1) Industry  s ratios for the 3Q25 consider the three - month period ended on Aug 31, 2025 while year - to - date ratios consider information as of Aug 31, 2025. Positively, these indicators enabled us to outperform the industry in terms of risk expenses maintaining favourable gaps of 26 bp . in the 3 Q 25 and 20 bp . as of September 30 , 2025 , which seem to be in line with the gaps shown a year earlier . Going forward, we have revised our forecast for the ECL ratio to be around 0 . 9 % as of December 31 , 2025 (from the range of 1 . 0 % to 1 . 1 % expected last quarter) . This revision relies on the year - to - date performance and excludes non - recurrent effects, such as the release or the establishment of additional allowances and the potential materialization of local and external risk factors on local economic activity . Past - Due Loans At the industry level, delinquency ratios have shown a moderately steady improvement from the peak seen in September 2024 , when the industry’s total past - due ratio reached 2 . 41% . Even though the improving trend moderated in 2025 , in the 3 Q 25 delinquency continued to converge to more normalized levels . For instance, in consumer loans, the past - due ratio dropped from 2 . 61 % in August 2024 to 2 . 40 % in August 2025 , following a steady downward tendency, yet remaining above pre - pandemic levels (~ 1 . 7% ) . Delinquency in commercial loans has shown a similar pattern, as evidenced by a past - due ratio that fell from 2 . 47 % to 2 . 23 % over the same period, but remaining above normalized levels (~ 1 . 5% ) . Instead, delinquency in residential mortgage loans has continued to rise by passing from 2 . 14 % in August 2024 to 2 . 37 % in August 2025 , which is slightly above pre - COVID - 19 levels (~ 2 . 3% ) likely due to higher interest rates paid on these types of loans than in the past and inflationary pressures that continue affecting debtors’ disposable income while pushing residential mortgage installments up . Past Due Ratio (1) (>90d Past - Due Loans / Total Loans) 1.48% 1.44% 1.45% 1.47% 1.56% 2.41% 2.38% 2.33% 2.33% 2.30% Sep - 24 Sep - 25 Dec - 24 Mar - 25 BCH Jun - 25 Industry (1) Industry  s ratios as of September 2025, consider the year - to - date period ended on Aug 31, 2025. Regarding our loan book, our delinquency indicators deteriorated in the margin during the 3 Q 25 . In fact, our total past - due ratio (loans overdue 90 days or more) amounted to 1 . 56 % in September 2025 as a percentage of total loans, which compares to the 1 . 48 % reached in the same period last year . By lending family, the overall change was composed of a modest annual increase of 16 bp . in the past - due ratio for residential mortgage loans, from 1 . 25 % in September 2024 to 1 . 41 % in September 2025 , which is fully aligned with the trend observed for the industry . To a much lesser degree, our past - due ratio for commercial loans rose slightly from 1 . 51 % in September 2024 to 1 . 56 % in September 2025 . Positively, delinquency in our consumer loan portfolio improved in the margin, as portrayed by a past - due ratio that decreased from 2 . 00 % in September 2024 to 1 . 98 % in September 2025 . Despite the above, we have continued to outperform the banking industry in delinquency by achieving a favourable gap of 74 bp . in the total past - due loans ratio as of September 30 , 2025 . From a forward - looking perspective, despite recent fluctuations observed in 3 Q 25 , we maintain our expectation that delinquency indicators will continue to converge to historical levels in both the retail and the wholesale banking segments . | 34

Management Discussion & Analysis Operating Expenses 3 Q 25 vs . 3 Q 24 In the 3 Q 25 , our Operating Expenses amounted to Ch $ 276 , 346 million, which represents a slight annual rise of Ch $ 3 , 405 million or 1 . 2% , from the figure recorded in the 3 Q 24 . Operating Expenses (In Millions of Ch$) 3Q24 3Q25 Personnel expenses 139,535 138,125 (30)bp 37.6% 37.9% Op. Exp. / Op. Rev. (6)bp 2.0% 2.1% Op. Exp. / Avg. Assets (5.7)% 11,172 11,844 Headcount (#) - EOP (7.7)% 217 235 Branches (#) - EOP In Millions of Ch$ Quarter Change 3Q25/3Q24 Ch$ % (1,410) (1.0)% The main explanatory factor behind the annual change in operating expenses was the annual increase of Ch $ 5 , 364 million or 5 . 3 % in administrative expenses that reached Ch $ 106 , 927 million in the 3 Q 25 . This performance was principally explained by : (i) an annual increment of Ch $ 2 , 412 million in marketing expenses related to enhanced advertising campaigns associated with sponsorship activities and customer benefit programs, (ii) IT - related expenses growing Ch $ 1 , 472 million mainly due to increased cloud service expenses driven by migration projects, (iii) a yearly increase of Ch $ 725 million in rentals related to ATM locations, and (iv) an annual increase of Ch $ 605 million in maintenance of fixed assets, primarily associated with the effect of inflation - indexation on fares . The increase in administrative expenses was partly offset by an annual decrease of Ch $ 1 , 410 million or 1 . 0 % in personnel expenses that totalled Ch $ 138 , 125 million in the 3 Q 25 , mostly explained by the annual contraction of 5 . 7 % in headcount as of September 2025 when compared to the same period of 2024 . 2025 YTD vs . 2024 YTD Operating Expenses recorded a tempered annual increment of Ch $ 8 , 730 million or 1 . 1 % on an annual basis by reaching Ch $ 838 , 318 million as of September 2025 . This performance reflects our strict approach to cost control and our strategic focus on enhancing operational efficiency through the continuous implementation of digital transformation initiatives across all business and support units . Operating Expenses (In Millions of Ch$) (0.2)% (806) 418,563 419,369 Personnel expenses +5.3% 5,364 106,927 101,563 Administrative expenses +2.4% 7,630 321,097 313,467 Administrative expenses (2.0)% (495) 23,668 24,163 Depreciation and Amort. +0.1% 72 71,023 70,951 Depreciation and Amort. - 427 386 (41) Impairments +92.1% 1,355 2,826 1,471 Impairments (6.2)% (481) 7,240 7,721 Other Oper. Expenses +2.0% 479 24,809 24,330 Other Oper. Expenses +1.2% 3,405 276,346 272,941 Total Operating Expenses +1.1% 8,730 838,318 829,588 Total Operating Expenses bp. / % 3Q25 3Q24 Additional Information Year - to - Date Change Sep - 25/Sep - 24 Sep - 24 Sep - 25 Ch$ % bp. / % Sep - 25 Sep - 24 Additional Information +30bp 36.8% 36.5% Op. Exp. / Op. Rev. +4bp 2.1% 2.0% Op. Exp. / Avg. Assets (5.7)% 11,172 11,844 Headcount (#) - EOP In Millions of Ch$ Branches (#) - EOP 235 217 ( 7 . 7 ) % The annual change in our cost base was mostly explained by : ⭬ An annual increase of Ch $ 7 , 630 million or 2 . 4 % in administrative expenses, which was mainly explained by : (i) an annual increment of Ch $ 3 , 802 million in marketing expenses due to increased participation in sponsorship initiatives in 2025 than in 2024 , (ii) higher IT - related expenses by Ch $ 2 , 723 million associated with software licencing, and (iii) an annual rise of Ch $ 1 , 577 million in rentals related to the relocation of part of our ATM network . ⭬ An annual increase of Ch $ 1 , 355 million or 92 . 1 % in impairments . This change was driven by impairments recorded in the 2 Q 25 related to fees accrued by our Mutual Funds subsidiary on three specific investment funds, and fees accrued on a particular transaction executed by our Investment Banking subsidiary . | 35

Management Discussion & Analysis Efficiency Ratio In the 3 Q 25 , we recorded an efficiency ratio of 37 . 6% , representing an annual improvement of 30 bp . when compared to the 3 Q 24 . For the nine - month period ended on September 30 , 2025 our cost - to - income ratio reached 36 . 8% , which is 30 bp . above the level registered a year ago . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) 37.9% 37.6% 36.5% 36.8% 44.8% 44.2% 44.3% 44.0% 3Q24 3Q25 Sep - 25 Sep - 24 BCH Industry (1) Industry  s ratios for the 3Q25 consider the three - month period ended on Aug 31, 2025 while year - to - date ratios consider information as of Aug 31, 2025. | 36 As a result of the above, we outperformed the industry’s efficiency ratio by 664 bp. in the 3Q25 and 722 bp. as of September 30, 2025. Income Tax 3 Q 25 vs . 3 Q 24 Our income tax accounted for Ch $ 86 , 863 million in the 3 Q 25 , which denotes an annual increase of Ch $ 7 , 383 million or 9 . 3 % when compared to the 3 Q 24 . This increment was primarily explained by : (i) higher income tax by Ch $ 6 , 488 million due to lower inflation effect on equity in the 3 Q 25 when compared to the 3 Q 24 , which may be deducted from the taxable base, and, (ii) an annual increase of Ch $ 12 , 226 million in income before income tax, which resulted in higher income tax by Ch $ 3 , 301 million (at the statutory corporate tax rate of 27% ) in the 3 Q 25 when compared to the 3 Q 24 . The above was partly offset by an annual rise in other tax deductions with a net impact of Ch $ 2 , 406 million on income tax . 2025 YTD vs . 2024 YTD As of September 30 , 2025 , our income tax amounted to Ch $ 246 , 340 million, which is Ch $ 1 , 579 million above the amount recorded as of the same period of 2024 . This change was the result of the following mixed factors : (i) higher income before income tax by Ch $ 18 , 978 million, which translated into higher income tax by Ch $ 5 , 124 million at the prevailing corporate tax rate of 27% , and (ii) Ch $ 2 , 575 million of lower income tax mostly due to the effect of higher inflation effect on equity as of September 30 , 2025 when compared to the same period last year mostly due to the increased equity base . As of September 30 , 2025 , our effective tax rate stood at 21 . 0% , which is slightly below the 21 . 2 % recorded in the same period last year .

Management Discussion & Analysis Business Segments Performance 3Q25 and 2025 YTD (In Millions of Ch$) Our income before income tax amounted to Ch $ 379 , 776 million in the 3 Q 25 . This level denotes an annual increase of Ch $ 12 , 225 million or 3 . 3 % when compared to the 3 Q 24 . During the 3 Q 25 the main source of income before income tax was the Retail Banking segment that represented 45 . 4 % of the total pre - tax income, followed by the Wholesale Banking segment that explained 43 . 9 % of the total amount . To a lesser degree, our Subsidiaries and Treasury business contributed with 7 . 8 % and 3 . 0% , respectively . In the nine - month period ended September 30 , 2025 , our pre - tax income amounted Ch $ 1 , 173 , 065 million, which is Ch $ 18 , 978 million above the figure recorded in the same period of 2024 . In terms of composition, our pre - tax income was primarily supported by the performance of our Retail Banking segment that represented 48 . 0 % of the total amount, followed by the Wholesale Banking segment with a share of 41 . 3 % of our total income before income tax . As usual, these business segments were followed by our Subsidiaries and Treasury that represented 7 . 3 % and 3 . 5 % of our total pre - tax income, respectively . Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) 1,154,087 1,173,065 71,304 85,087 499,291 484,040 536,452 563,306 47,040 40,632 Sep - 24 Sep - 25 Treasury Retail Banking Wholesale Banking Subsidiaries Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) 367,551 379,776 24,187 29,566 157,423 166,571 163,053 172,250 22,888 11,389 3Q24 3Q25 Treasury Retail Banking Wholesale Banking Subsidiaries | 37

Management Discussion & Analysis Retail Banking Segment The Retail Banking segment recorded pre - tax income of Ch $ 172 , 250 million in the 3 Q 25 , which represents an annual increase of Ch $ 9 , 197 million or 5 . 6 % when compared to the same period last year . This change was mainly the result of an annual rise of Ch $ 20 , 566 million or 4 . 6 % in operating revenues, mainly influenced by higher income from loans, specially boosted by consumer loans that have experienced a steady improvement in lending spreads as the loan portfolio is returning to pre - pandemic fundamentals, which coupled with higher net fee income . The increase in operating revenues was to some degree offset by : (i) an annual rise of Ch $ 9 , 396 million or 10 . 8 % in ECL, explained by a combination of volume effect and, to a lesser degree, net credit quality deterioration, and (ii) higher operating expenses by Ch $ 1 , 973 million or 1 . 0 % on an annual basis, partly due to integration of part of the cost base related to our former collection services subsidiary . As of September 30 , 2025 , the Retail Banking Segment reported pre - tax income of Ch $ 563 , 306 million, which translates into an annual increase of Ch $ 26 , 854 million or 5 . 0 % when compared to the same period of 2024 . This solid performance was primarily driven by an increase of Ch $ 26 , 513 million or 1 . 9 % in operating revenues, mainly fueled by : (i) higher income from loans across all lending families, but particularly concentrated in consumer loans, (ii) fee - based income that boosted on the grounds of mutual funds management and transactional services, (iii) higher contribution of demand deposits to our cost of funds due to the expansion in average balances that more than offset the decrease in interest rates . To a lesser degree, the segment’s bottom line also benefited from a decrease of Ch $ 6 , 299 million in ECLs, reflecting the improvement in asset quality observed this year, but particularly during the 1 H 25 for some particular products . These positive factors were partly offset by a Ch $ 5 , 959 million or 1 . 0 % increase in operating expenses, mainly due to higher personnel costs associated with the integration of our former collection services subsidiary, which in turn was to some degree counterbalanced by lower administrative expenses . Wholesale Banking Segment In the 3 Q 25 , the Wholesale Banking segment recorded pre - tax income of Ch $ 166 , 571 million, representing an annual increase of Ch $ 9 , 148 million or 5 . 8 % when compared to the same period last year . This positive performance was primarily driven by an annual decrease of Ch $ 15 , 412 million in ECLs, reflecting strengthened risk profile of an specific customer belonging to the manufacturing industry in the 3 Q 25 , together with a comparison base effect given by credit quality deterioration of some customers belonging to the real estate, construction and financial services industries in the 3 Q 24 . This positive effect was partly offset by a decrease of Ch $ 4 , 673 million in operating revenues, mainly due to lower income from term gapping — that is partly allocated to this segment — and a decrease in the contribution of demand deposits managed by this segment to our cost of funds as a result of the lower interest rates in 2025 than in 2024 . As of September 30 , 2025 , the Wholesale Banking Segment reached a pre - tax income of Ch $ 484 , 040 million, reflecting an annual decline of Ch $ 15 , 251 million or 3 . 1 % when compared to the same period of 2024 . This change was primarily driven by a reduction of Ch $ 33 , 231 million or 5 . 0 % in operating revenues, largely attributable to lower income from term gapping that is partly allocated to this segment . This effect was to some extent offset by an annual decrease of Ch $ 20 , 308 million in ECL, supported by improved risk profiles among borrowers in diverse industries, such as real estate, construction, and manufacturing throughout 2025 . | 38

Management Discussion & Analysis Treasury Segment Our Treasury posted an income before income tax of Ch $ 11 , 389 million in the 3 Q 25 , which denotes an annual decrease of Ch $ 11 , 499 million or 50 . 2 % when compared to the 3 Q 24 . This performance was mainly explained by an annual contraction of Ch $ 6 , 138 million in operating revenues, which in turn was the result of : (i) an annual decrease of Ch $ 4 , 911 million in revenues from the management of our Trading Desk (including fixed - income instruments and trading derivatives), mostly due to the negative effect of unfavorable shifts in local interest rates on derivative positions, which coupled with lower revenues from the management of the FX position, and (ii) lower revenues from our Debt Securities desk by Ch $ 1 , 312 million, primarily due to a comparison base effect associated with a sharp decrease in local long - term interest rates in the 3 Q 24 , which more than offset the effect of the sale of FVOCI securities in USD to benefit from mark - to - market gains during the quarter as a result of lower long - term interest rates in USD . The annual change in operating revenues coupled with higher impairments of financial assets by Ch $ 5 , 222 million, mostly explained by lowered probabilities of default in the 3 Q 24 . As of September 30 , 2025 the Treasury recorded a pre - tax income of Ch $ 40 , 632 million, which represents an annual decrease of Ch $ 6 , 408 million or 13 . 6 % when compared to the same period in 2024 . This change was predominantly influenced by higher impairment of financial assets by Ch $ 4 , 229 million, related to the same factors mentioned in quarterly figures . This effect coupled with an annual decrease of Ch $ 1 , 869 million in operating revenues, which may be explained by the following factors : (i) an annual contraction of Ch $ 9 , 494 million in revenues from our Trading Desk, mostly associated with unfavourable shifts in local interest rates (CLP and CLF) during the year, and (ii) higher income by Ch $ 6 , 243 million from our Debt Securities Desk, mostly due to an improved performance of the FVOCI portfolio (in all currencies) as we benefited from both a sharp decrease in interest rates in CLP in April 2025 and specific trends in off - shore interest rates in the 3 Q 25 . Subsidiaries In the 3 Q 25 our Subsidiaries jointly recorded a pre - tax income of Ch $ 29 , 566 million, which is Ch $ 5 , 379 million or 18 . 2 % above the level registered in the 3 Q 24 . This change mainly relied on : (i) higher pre - tax income generated by our Mutual Funds and Investment Funds subsidiary by Ch $ 4 , 656 million on an annual basis, given by further net fee income that resulted from an 11 . 3 % annual growth in average AUM, mostly driven by the excellent performance of the mutual funds series launched in the 4 Q 23 , (ii) a yearly increase of Ch $ 1 , 187 million in income before income tax earned by our Stock Brokerage subsidiary mostly driven by a 165 . 6 % annual increase in the stock trading turnover in the 3 Q 25 , that in turn stemmed from the participation in specific transactions carried out in the local market, but partly offset by higher operating expenses due to the effect of the collective bargaining process carried out in the 2 Q 25 on personnel expenses and higher expenses related to IT projects aimed at enhancing the company’s technological infrastructure, and (iii) an annual rise of Ch $ 924 million in pre - tax income earned by our Insurance Brokerage subsidiary due to an annual increase of 5 . 8 % in written premiums in the 3 Q 25 . As of September 30 , 2025 our Subsidiaries posted a pre - tax income of Ch $ 85 , 087 million, which indicates an annual rise of Ch $ 13 , 783 million or 19 . 3 % when compared to the same period last year . This change was mainly fostered by : (i) higher pre - tax income from our Mutual Funds and Investment Funds subsidiary by Ch $ 13 , 415 million or 42 . 4% , largely due to higher net fee income earned on average AUM that soared 15 . 3 % on an annual basis based on improved commercial strategies, and (ii) an annual rise of Ch $ 2 , 657 million in the bottom line of our Stock Brokerage subsidiary due to a 122 . 0 % boost in stock trading turnover, which was partly offset by higher expenses due to the same reasons mentioned earlier . These factors were partly offset by : (i) a net operating loss of Ch $ 1 , 772 million in our Acquiring and Processing subsidiary during 2025 , which is currently in the start - up phase, and, (ii) an annual drop of Ch $ 541 million in pre - tax income from our Insurance Brokerage subsidiary, primarily explained by an annual decrease of 8 . 8 % in written premiums, due to changes in the casualty insurance business associated with mortgage lending . | 39

Management Discussion & Analysis Balance Sheet Analysis As of September 2025 (In Millions of Ch$) Loan Portfolio Generally speaking, loan growth remains contained and has not yet tracked the tempered recovery we have seen for the local economy . In this regard, lending activity in both the Retail and the Wholesale Banking segments keep constrained, although there are some signs of an incipient reactivation in the demand for loans from some particular segments . Regarding economic dynamics, the Monthly Economic Activity Index (IMACEC) shows that the local economy grew by 2 . 4 % as of August 31 , 2025 , when compared to the same period of 2024 . This expansion has been mainly supported by commerce and services sectors , which grew 5 . 9 % and 2 . 4 % in the same period, respectively . This trend aligns with the performance of leading consumption indicators, such as the Monthly Retail Sales Index that accumulated an annual growth rate of 5 . 0 % as of the same date . Likewise, on the supply side, manufacturing production increased by 3 . 6 % as of August 31 , 2025 . In relation to the lending activity, the Quarterly Credit Survey conducted by the Chilean Central Bank allows to infer that both loan demand and supply remained predominantly unchanged, although it is possible to figure out some positive trends . In personal banking, for instance, credit supply conditions remained stable across segments and products, similar to the demand for consumer loans . However, the demand for mortgage loans strengthened in the period, reflecting a more dynamic real estate market on the grounds of a recently launched state - guaranteed loan program . The Central Bank’s survey also shows still subdued demand from SMEs, large companies and corporations . Positively, however, the Central Bank reported slightly more favorable credit conditions for construction and real estate companies among several banks and no major changes in lending requirements for other sectors . Regarding our loan book, this has continued to grow moderately by reaching Ch $ 39 , 607 , 801 million as of September 30 , 2025 , which represents a 3 . 7 % nominal annual expansion when compared to September 30 , 2024 . The annual growth rate achieved this quarter is slightly below 12 - month inflation (measured as UF variation) for the same period and aligned with the trends seen in the industry . Thus, although the big picture shows we have experienced a slight decrease in overall market share over the last twelve months (as of August 2025 ), which was mainly due to the expansion of some private market players into segments that are not part of our strategic scope and the counter - cyclical role played by Banco Estado . In this scenario, the recent evolution of our loan portfolio has relied on the specific dynamics that have continued to drive growth in residential mortgage loans and, more positively, a reactivation we are witnessing in commercial loans in both SME banking and certain banking units in the wholesale banking segment, although demand from corporations remains subdued . Loan Portfolio Evolution (In Millions of Ch$ and %) 19,964,731 12,899,904 5,342,686 5,551,306 5,542,171 38,207,321 38,875,120 39,607,801 Sep - 24 Commercial Loans Dec - 24 Residential Loans Sep - 25 Consumer Loans 13,218,586 +4.7% 13,845,219 +3.7% 20,105,228 +0.6% 20,220,411 51% 35% 14% (0.2)% +1.9% At a lending product level, we may highlight that residential mortgage loan balances have continued to grow well above inflation while decoupling from economic fundamentals by expanding 7 . 3 % in nominal terms as of September 30 , 2025 when compared to the same period of 2024 . To a lesser degree, consumer loans evidenced nominal 12 - month growth of 3 . 7 % as of September 30 , 2025 . As we have noticed in prior reports, | 40

Management Discussion & Analysis Retail Banking 26,126,710 66.0% Individuals 20,769,521 52.4% | 41 SMEs 5,357,189 13.5% Large Companies 5,576,100 14.1% borrowing costs that stay above past levels (since the monetary policy interest rate remains above neutral levels) and the profile of our customers characterized by liquidity levels above our peers would partly explain our performance in consumer loans . In this regard, although we have grown slower than the industry in consumer loans, it is important to note that some market players have seized market share by growing in the lower - income segment, which is not part of our strategic priorities . In terms of commercial loans, as of September 30 , 2025 we managed to grow 1 . 3 % in nominal terms when compared to September 30 , 2024 . Although this figure continues to reflect a sluggish demand for loans, we are seeing a sort of reactivation in certain subsegments, which is in line with higher - than - expected capital expenditure in some industries over 2 Q 25 , as reported by the Central Bank . Concerning to our portfolio mix, as of September 30 , 2025 our loan book was predominantly composed of Retail Banking loans that amounted to Ch $ 26 , 126 , 710 million, which represent 66 . 0 % of our whole loan book, including both personal banking and SMEs banking loans . On the same date, our Wholesale Banking segment managed total loans by Ch $ 13 , 481 , 092 million, which represents 34 . 0 % of our total loan book, including loans managed by both our Corporations and Large Companies banking units . Loans by Segment (In Millions of Ch$ and %) Wholesale Banking 13,481,092 34.0% Corporate 7,904,992 20.0% As of September 30 , 2025 , the loan portfolio managed by our Retail Banking segment was comprised of : (i) Personal Banking loans amounting to Ch $ 20 , 769 , 521 million or 52 . 4 % of our whole loan book and 79 . 5 % of the Retail Banking portfolio, and (ii) loans to SMEs that reached Ch $ 5 , 357 , 189 million or 20 . 5 % of the Retail Banking loan book . Additionally, the Wholesale Banking loan portfolio was composed of credits granted to Corporations for an amount of Ch $ 7 , 904 , 992 million and loans granted to Large Companies that accounted for Ch $ 5 , 576 , 100 million, representing 58 . 6 % and 41 . 4 % of the Wholesale Banking segment’s portfolio, respectively, as of September 30 , 2025 . In terms of loan growth, the loan book managed by our Retail Banking segment increased Ch $ 1 , 386 , 966 million or 5 . 6 % as of September 30 , 2025 when compared to the same period of 2024 . This above - inflation expansion relied mainly on Personal Banking loans (explaining ~ 82 % of total growth) and residential mortgage loans in particular . To a lesser degree, consumer loans managed to grow, yet still below 12 - month inflation due to diverse factors influencing this lending family, such as the slowdown seen in installment loans . Positively, the SME loans keep on displaying green shoots by growing above inflation on an annual basis, which is even clearer when looking at the composition of loan growth in this banking unit . In summary, the evolution of our Retail Banking segment’s loan portfolio over the last twelve months was the result of : ⭬ Personal Banking loans that rose Ch $ 1 , 143 , 160 million or 5 . 8 % in nominal terms as of September 30 , 2025 when compared to the same period last year, based primarily on : ☐ Residential Mortgage loans increasing Ch $ 945 , 315 million or 7 . 3 % on an annual basis from the Ch $ 12 , 899 , 904 million recorded on September 30 , 2024 . This expansion denotes a real annual growth rate of ~ 3 . 0% , which is aligned with figures seen over the last quarters . As pointed out in previous reports, the dynamics conducting the evolution of residential mortgage loans have been marked by the impact of demographic changes on the housing market . That said, we keep on growing in this lending product selectively on the grounds of the in - depth knowledge of our middle - and upper - income segment customers, which translated into an 8 . 6 % nominal annual rise in residential mortgage loan origination by reaching Ch $ 1 , 163 , 648 million in the nine - month period ended on September 30 , 2025 . The growth achieved in residential mortgage loan origination has enabled us to more than offset the impact of the early repayment of some lending operations as real long - term interest rates ( 10 - and 20 - year Central Bank’s bonds) seem to have stabilized at ~ 2 . 5% , which has encouraged some customers to reschedule long - term financing in this lending family . Although residential mortgage loans represent a low - spread lending product, it is a strategic one as strengthens the long - term relationship with our customers while enabling us to benefit from cross - selling . ☐ Consumer loans amounting to Ch $ 5 , 542 , 171 million as of September 30 , 2025 , which represents an expansion of Ch $ 199 , 485 million or 3 . 7 % when compared to the amount recorded on September 30 , 2025 . As we have outlined in former reports, this lending family has decelerated over the last quarters, fostered by mixed trends in installment loans and credit card loans . Positively, we may highlight that credit card related loans grew Ch $ 110 , 113 million or 6 . 0 % in nominal terms, from Ch $ 1 , 834 , 590 million as of September 30 , 2024 to Ch $ 1 , 944 , 704 million as of September 30 , 2025 . This

Management Discussion & Analysis change – that represent a solid positive expansion in real terms as well – reaffirms steady growth in this lending product despite the prevailing cost of credit, as the monetary policy interest rate remains above the neutral level . It is also important to note that the higher - than - expected expansion of household consumption – as recently reported by the Central Bank – also supports the evolution of credit card loans . On the other hand, our balances of installment loans reached Ch $ 3 , 308 , 913 million on September 30 , 2025 , which is Ch $ 85 , 412 million or 2 . 6 % above the figure recorded on September 30 , 2024 . The modest pace of growth evidenced by this lending product is in line with what we have seen across the industry . In this regard, the dynamics conducting the demand for installment loans from our targeted segments (middle - and upper - income) seem to be decoupled from the expansion shown by the household consumption . To deal with this reality, we keep on enhancing value offerings based on customer knowledge, competitive cost of funds and effective risk origination protocols . As a result, in the nine months ended on September 30 , 2025 we achieved a gross installment loan origination for Ch $ 1 , 664 , 720 million, which denotes a 5 . 3 % increase when compared to the same period of 2024 . ⭬ Loans granted to SMEs that reached Ch $ 5 , 357 , 189 million on September 30 , 2025 , which denotes an increase of Ch $ 243 , 806 million or 4 . 8 % when compared to September 30 , 2024 that also represents a real 12 - month expansion when adjusting for inflation . When diving into the figures, we have continued to see strong signs of recovery in core lending activity among these customers, although this boost has been rooted in mixed factors, including : (i) Non - Fogape loans that have continued to grow strongly, and well above 12 - month inflation, as portrayed by an expansion of Ch $ 459 , 633 million or 8 . 0 % on September 30 , 2025 when compared to a year earlier, and (ii) Fogape loans granted in the context of the COVID pandemic (or as a support for economic reactivation afterwards) that keep on amortizing overtime, as denoted by an annual decrease of Ch $ 251 , 652 million or 37 . 8 % on September 30 , 2025 when compared to a year earlier . Regarding our Wholesale Banking segment, this loan book has been, perhaps, the most negatively impacted by the economic slowdown observed over the last couple of years, particularly due to private investment stagnation and the uncertainty coming from the political front . All in all, as of September 30 , 2025 our Wholesale Banking segment’s loan portfolio amounted to Ch $ 13 , 481 , 092 million, which denotes a slight annual increase of Ch $ 13 , 514 million or 0 . 1 % in relation to September 30 , 2024 . Certainly, the gradual recovery experienced by private investment – and a more marked reactivation expected for the future – will take some time to positively impact the demand for commercial loans from both | 42 corporations and large companies . Accordingly, current loan growth continues to be influenced by the lagging effects of underlying macroeconomic forces and weakened financial conditions evidenced by some specific industries . Based on the above, the evolution of the loan book managed by our Wholesale Banking segment as of September 30 , 2025 , relied mainly on : ⭬ Loans managed by our Large Companies Banking Unit that amounted to Ch $ 5 , 576 , 100 million on September 30 , 2025 , which indicates an increase of Ch $ 370 , 090 million or 7 . 1 % when contrasted to September 30 , 2024 . For third quarter in a row this banking unit managed to grow positively and well above 12 - month inflation this quarter, which was mainly supported by : (i) an annual expansion of Ch $ 203 , 827 million or 6 . 9 % in Commercial Credits in September 2025 when compared to September 2024 , which represents strong growth in core lending as this subsegment also has Fogape loans that continue to amortize, (ii) an annual rise of Ch $ 100 , 073 million or 8 . 9 % in Leasing loans, which is aligned with enhanced value offerings we have developed for this lending product in the Wholesale Banking segment over the last couple of years, and (iii) Trade Finance loans granted by these customers that grew by Ch $ 84 , 115 million or 10 . 2 % over the same period, which seems to be partly attributable to the 7 . 2 % annual depreciation of the Chilean peso against the U . S . dollar . ⭬ On the other hand, loans managed by our Corporate Banking Unit accounted for Ch $ 7 , 904 , 992 million on September 30 , 2025 , which is Ch $ 356 , 576 million or 4 . 3 % below the amount recorded on September 30 , 2024 . The lagged activity in terms of private investment by corporations and particular dynamics in some industries has taken a toll on loan growth for this banking unit, although in the 3 Q 25 we witnessed a moderate increase in loans granted to real estate companies for second quarter in a row . In summary, the annual contraction in this loan portfolio was largely driven by an annual decrease of Ch $ 442 , 959 million or 42 . 7 % in Trade Finance loans, given by a comparison base effect associated with more dynamism in foreign trade last year among some industries and clients ser by this banking unit . This factor was to some degree offset by : (i) a 12 - month increase of Ch $ 55 , 571 million or 0 . 9 % in Commercial Credits, and (ii) Factoring loans growing by Ch $ 27 , 659 million or 7 . 6 % on an annual basis . It is important to note that, in turn, the tempered increase in commercial credits was caused by mixed trends, including an annual decrease in both Project Finance loans related to public infrastructure concessions and loans provided to companies from the natural resources sector, effects that were almost totally offset by an expansion in loans granted to : (i) companies served by our Family Office banking unit, due to some specific transactions carried out in the local market, (ii) companies participating in the Real Estate and Construction sector that have gradually begun to show a stronger demand for loans, together with multinational companies .

Management Discussion & Analysis Market Share in Loans (1) (% as of the end of each period) 16.2% 16.2% 16.1% 15.9% 16.2% 16.1% 16.1% 15.9% 16.1% 16.0% 18.8% 18.6% 18.5% 18.4% 18.3% 15.4% 15.5% 15.6% 15.7% 15.7% Aug - 24 Dec - 24 Mar - 25 Total Loans Commercial Loans Jun - 25 Aug - 25 Consumer Loans Residential Loans (1) Excluding operations of subsidiaries abroad. In terms of market positioning, as of August 31 , 2025 (latest information released by the CMF), we had a market share of 16 . 1 % in total loans, which denotes a decline of 10 bp . when compared to August 2024 . This market share change was mainly caused by : (i) a 26 bp . market share decrease in commercial loans (from 16 . 2 % achieved in August 2024 ), which is primarily produced by lagged effects on lending activity that continued to negatively affect loan growth in our wholesale banking segment, particularly among corporations, which has been to some extent offset by improved performance in Large Companies and SMEs, and (ii) an annual market share drop of 54 bp . in consumer loans from the 18 . 8 % achieved in August 2024 , which is mainly explained by actions taken by some market players in order to target low - and middle - income segments in consumer loans, which are not part of our business priorities . These factors were partly offset by a 28 bp . market share gain in residential mortgage loans (from the 15 . 4 % in August 2024 ) based on both our competitive cost of funds and deep customer knowledge . Going forward, as mentioned in previous reports and on the grounds of what we have seen over the recent quarters, we expect increased dynamism in loan growth, particularly in consumer and commercial loans, based on positively revised expectations for both private investment and household consumption . In this regard, in the Monetary Policy Report (MPR) of September 2025 , the Central Bank revealed a higher - than - expected dynamism of domestic demand, from which year - end forecasts for both private investment and private consumption were revised upwards to 2 . 7% (from 2 . 2 % in June 2025 ) and 5 . 5% (from 3 . 7 % in June 2025 ), respectively . These trends, in conjunction with lower borrowing costs if the Central Bank reaffirms an expansionary monetary stance, should translate into strengthened demand for loans from companies and, to a lesser degree, from individuals . Also, we expect residential mortgage loans to continue growing steadily on the grounds of the housing market dynamics and, more recently, the state - guaranteed loan program intended to reactivate the demand for housing from lower - and middle - income segments . On the whole, we continue to expect our loan book to grow above the industry over the rest of the year by achieving 12 - month growth in the range of 4 . 0 % to 4 . 5 % in nominal terms by December 2025 . As a result, we pursue to gain market share in the range of 5 bp . to 10 bp . by December 2025 , as compared to December 2024 . For 2026 , we believe the industry’s loan portfolio should behave similarly by increasing ~ 4 . 5 % in nominal terms by the end of the year, from which we expect to slightly beat the industry to gain market share in the margin . From a lending product point of view, we expect to grow above the industry in commercial loans and consumer loans while maintaining the market stake in residential mortgage loans . Securities Portfolio Our Securities Portfolio amounted to Ch $ 7 , 343 , 879 million on September 30 , 2025 , which denotes an annual growth of Ch $ 2 , 575 , 175 million or 54 . 0 % when compared to the same period of 2024 . This change was steered by increased positions in fixed - income securities measured at both fair value through profit and loss (FVPL or trading securities hereafter) and fair value through other comprehensive income (FVOCI hereafter), which in turn was largely fostered by the placements of long - term bonds we carried out in the 3 Q 25 . Securities Portfolio by Type of Instrument (1) (In Millions of Ch$ and %) Central Bank & Government 4,805,702 65.4% Local Banks 2,041,347 27.8% Local Corporate Bonds 54,768 0.7% Foreign Issuers 38 , 149 0.5% Mutual Funds & Other 403,914 5.5% (1) Mututal Funds & Other instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 43

Management Discussion & Analysis As of September 30 , 2025 , our Securities Portfolio continued to be mainly invested in high - quality liquid assets (HQLA hereafter) that support a solid liquidity position, which further improved in the 3 Q 25 as the proceeds from bond placements were primarily invested in HQLA . In fact, as of September 30 , 2025 , our Securities Portfolio was composed of : (i) fixed - income securities issued by both the Chilean Central Bank and the Chilean Government, representing 65 . 4 % of the total portfolio, including FVPL securities, FVOCI securities and amortized cost securities (AC hereafter), (ii) bonds and certificates of deposit (CD hereafter) issued by local banks that accounted for 27 . 8% , (iii) mutual funds and other securities representing 5 . 5 % of the total portfolio (including minor equity positions held by our Securities Brokerage subsidiary), (iv) corporate bonds in local currency that accounted for 0 . 7% , and (v) foreign - currency bonds primarily associated with Treasury bills issued by the U . S . Federal Reserve, which represented 0 . 5 % of our Securities Portfolio . From the investment purpose perspective, as of September 30 , 2025 , our Securities Portfolio was composed of : ⭬ FVOCI Securities that reached Ch $ 3 , 283 , 820 million, which represents 44 . 7 % of the total Securities Portfolio . In turn, the FVOCI portfolio is primarily invested in : (i) CD issued by local banks that accounted for Ch $ 1 , 876 , 501 million and concentrated 57 . 1 % of the FVOCI portfolio, and (ii) securities issued by the Chilean Government amounting to Ch $ 1 , 314 , 403 million or 40 . 0 % of this portfolio . Other positions in FVOCI securities relate to corporate bonds denominated in local currency by Ch $ 54 , 768 million or 1 . 7 % and fixed - income securities denominated in foreign currency by Ch $ 38 , 149 or 1 . 2 % of the FVOCI portfolio . ⭬ Trading securities amounted to Ch $ 3 , 197 , 813 million, which continued to be primarily invested in Central Bank’s short - term notes (PDBC hereafter) amounting to Ch $ 2 , 497 , 747 million, as part of the actions deployed by our Treasury to manage temporary cash surplus . The remaining amount of FVPL securities was mostly invested in bonds issued by both the Chilean Central Bank and the Chilean Government . ⭬ Financial instruments measured at AC equivalent to Ch $ 458 , 332 million or 6 . 2 % of our total Securities Portfolio . As we mentioned in the last report, this portfolio almost halved in the 2 Q 25 due to the exchange of bonds issued by the Chilean Government that were close to maturity (2026) for newly issued bonds maturing in 2027 . The new bonds were booked as part of the FVOCI portfolio . ⭬ Other instruments totalling Ch $ 403 , 914 million, which were mostly related to mutual funds invested in Central Bank’s bonds (~ 99 . 0 % of the total amount) taken by our Treasury for liquidity management purposes . The remaining amount represents minor equity positions held by our Securities Brokerage subsidiary . Securities Portfolio by Investment Purpose (1) (In Millions of Ch$) 1,465,702 1,954,644 3,283,820 933,466 944,074 2,088,345 3,197,813 1,714,381 414,892 411,689 4,768,704 7,343,879 403,914 458,332 5,158,489 Sep - 24 Trading Securities Amortized Cost Dec - 24 Sep - 25 Fair Value Through OCI Other Instruments (1) Other Instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 44 In terms of the recent evolution of investment positions, as of September 30 , 2025 , our Securities Portfolio recorded an annual increase of Ch $ 2 , 575 , 175 million or 54 . 0 % when compared to September 30 , 2024 , while displaying an expansion of Ch $ 2 , 185 , 390 million or 42 . 4 % when contrasted to December 31 , 2024 . The annual increase was principally explained by : ⭬ Higher balances of FVPL securities by Ch $ 1 , 732 , 111 million or 118 . 2 % in September 2025 than in September 2024 . This change was almost entirely explained by increased funding raised through the placement of long - term bonds in the 3 Q 25 – primarily in the local market – as part of the funding strategy deployed by our Treasury that pursues to replace upcoming amortizations together with both managing financial mismatches in the banking book by returning to exposures seen before the COVID - 19 pandemic and financing growth in longer - term loans in the coming quarters . The proceeds obtained from these placements and destinated to FTPL securities were largely invested in PDBC that grew Ch $ 1 , 331 , 256 million on an annual basis as of September 30 , 2025 . To a lesser degree, we also increased our exposure to longer - term bonds issued by both the Chilean Central Bank and Chilean Government . ⭬ An annual rise of Ch $ 1 , 329 , 176 million or 68 . 0 % in FVOCI securities, steered by : (i) an annual increase of Ch $ 756 , 620 million or 67 . 6 % in fixed - income instruments issued by local banks, mainly related to CD, and (ii) an annual increment Ch $ 577 , 572 million or 78 . 4 % in long - term bonds issued by both the Chilean Central Bank and the Chilean Government .

Management Discussion & Analysis The annual increase in this portfolio has to do with both the previously mentioned exchange of bonds formerly booked as AC fixed - income instruments – that resulted in increased FVOCI positions – and the allocation of part of the funding raised through the issuance of long - term bonds in the 3 Q 25 . These factors were partly offset by fixed - income securities measured at AC that dwindled Ch $ 475 , 134 million or 50 . 9 % on September 30 , 2025 when compared to a year earlier, due to the exchange of part of this portfolio for new bonds issued by the Chilean Government by ~Ch $ 472 , 000 million, as said before . Certainly, the current level of our Securities Portfolio has significantly been driven by the recent funding strategy deployed by our Treasury that led us to temporarily invest these proceeds in FVPL and FVOCI securities . However, we expect our Securities Portfolio to converge to more normalized levels in the coming quarters to the extent loan growth gains momentum . Evolution of Interest Rates (Nominal and Real Rates in %) 0% 2% 4% 6% 8% 10% 12% 0% 2% 4% 6% 8% 10% 12% Sep - 22 Dec - 22 Mar - 23 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Sep - 25 BCP 5y BCU 10y BCP 10y MPR BCU 5y FED Fund Source: Risk America and the Chilean Central Bank. | 45 Regarding interest rates, in the 3 Q 25 we saw a tempered decline in the local market . This is in line with inflation expectations that seem to have been anchored by the Central Bank . Likewise, the monetary policy interest rate (MPR hereafter) dropped to 4 . 75 % in July 2025 from the 5 . 0 % maintained throughout the year . Thus, the term premium continues to be positive in the CLP yield curve, although further correction due to the expected decrease in the MPR . Although market consensus formerly expected the Central Bank to take the MPR to its neutral level in 2025 , current forecasts indicate the MPR would be cut by 25 bp . once more in coming months to reach 4 . 50 % by December 2025 , as the Central Bank still have some concern about the convergence of core inflation to the midpoint of the two - year target range defined for inflation ( 2 % to 4% ) . As for medium - and long - term interest rates, during the 3 Q 25 we also witnessed an average downward trend . Actually, CLP interest rates for longer tenors decreased slightly in the 3 Q 25 (~ 4 bp . on average) when compared to June 2025 by reaching 5 . 4 % and 5 . 7 % for five - and ten - year bonds, respectively, in September 2025 . Similarly, CLF interest rates decreased ~ 29 bp . on average in the 3 Q 25 by reaching ~ 2 . 2 % and ~ 2 . 3 % for five - and ten - year bonds, respectively on September 30 , 2025 when compared to June 30 , 2025 . The trend shown by long - term interest rates has mainly to do with inflation expectations that seem to be converging to 3 . 0% , as pursued by the Central Bank . Regarding foreign interest rates, the FED finally decided to cut the FED Fund Rate (FFR) from 4 . 50 % to 4 . 25 % in the meeting carried out on September 18 , 2025 . The decision was made in light of economic indicators that suggest economic activity moderated in the 1 H 25 and job creation slowed, while inflation remains above the target level . Based on the above, for the rest of 2025 we see interest rates for five - and ten - year Central Bank bonds denominated in CLP in the range of 5 . 0 % to 5 . 5% . Likewise, interest rates for five - and ten - year Central Bank bonds denominated in CLF would remain in the range of 2 . 0 % to 2 . 5 % if inflation expectations continue to be anchored at the 3 . 0 % midpoint of the Central Bank’s target range . For shorter terms, CLP interest rates would continue to align with the path followed by the MPR, which – in our view – would end the year at 4 . 50 % from the 4 . 25 % forecasted last quarter . As a result, the CLP yield curve is expected to continue steepening in the coming quarters . In fact, we expect the MPR to further decline to 4 . 25 % by December 2026 . Other Assets Our Other Assets (including Cash and Due from Banks, Derivatives, Loans to Banks, Cash in Collection & REPO and Others Items) amounted to Ch $ 9 , 339 , 150 million on September 30 , 2025 , which denotes an annual decline of Ch $ 155 , 422 million or 1 . 6 % when contrasted to September 2024 . When compared to December 2024 , Other Assets increased Ch $ 491 , 234 million or 5 . 6% .

Management Discussion & Analysis Other Assets (In Millions of Ch$) 9,339,150 9,494,572 8,847,916 2,125,300 2,271,554 1,928,268 568,426 716,698 685,259 692,831 2,061,577 459,747 596,298 1,696,985 666,815 2,377,312 1,835,319 2,132,361 2,699,076 2,055,697 2,112,115 Dec - 24 Sep - 24 Cash and Due from Banks Loans to Banks Deferred & Current Taxes Sep - 25 Derivatives Cash in Collection & REPO Other The main driver for the annual change in Other Assets was the annual decline of : (i) Ch $ 297 , 042 million or 13 . 9 % in trading and hedge accounting Derivatives between September 2024 and September 2025 , due to changes in local and foreign interest rates, and (ii) lower deferred and current taxes by Ch $ 116 , 833 million or 17 . 0% , primarily explained by a decrease in current taxes on an annual basis . These effects were partly offset by an increase of Ch $ 364 , 592 million or 21 . 5 % in loans to Banks, largely explained by increased overnight deposits in the Central Bank . Current Accounts & Demand Deposits Our balances of Current Accounts & Demand Deposits (DDA hereafter) have continued to grow positively on an annual basis, driven by different factors at a segment level . As of September 30 , 2025 we had total DDA balances by Ch $ 14 , 323 , 346 million, which is Ch $ 1 , 079 , 635 million or 8 . 2 % above the figure recorded in September 2024 and Ch $ 60 , 043 million or 0 . 4 % over the amount recorded in December 2024 . It is important to note, however, that DDA present significant seasonality throughout the year, from which the month of December seems to be a high comparison base for the rest of months . Amid this backdrop, the evolution of our DDA balances have continued to be supported by : (i) a premium customer base, particularly in personal banking, that is characterized by holding average balances above relevant peers, which results in a stronger preference for liquidity, and (ii) our permanent focus on local - currency DDA, which represents a more stable type of funding than foreign currency DDA . Demand Deposits by Segment (In Millions of Ch$) 14,323,346 14,263,303 13,243,711 6,359,575 6,287,985 5,798,078 7,963,771 7,975,318 7,445,633 Dec - 24 Sep - 24 Retail Banking Sep - 25 Wholesale Banking When looking at the evolution of DDA balances by business segment, it is possible to note that DDA balances held by retail banking depositors have reached a sort of plateau at the level of Ch $ 8 , 000 , 000 million since December 2024 . This could have to do with : (i) reduced liquidity among customers, as time deposits held by this segment have not counterbalanced the slowdown in DDA but instead Time Deposits held by these customers have continued to decline overtime, and (ii) the search for more profitable alternatives such as mutual funds offered by our specialized subsidiary, since interest rates paid on time deposits continue to drop . In the case of wholesale banking customers, the behaviour has been less stable . In particular, the increase recorded by wholesale banking DDA was associated with specific operations / customers and an increase in foreign - currency DDA . | 46

Management Discussion & Analysis The annual change in DDA balances was steered by expansions in both the Retail Banking and the Wholesale Banking segments . First of all, DDA balances managed by our Retail Banking segment increased Ch $ 518 , 138 million or 7 . 0 % when compared to September 30 , 2024 by reaching Ch $ 7 , 963 , 771 million on September 30 , 2025 . More notably, DDA balances handled by our Wholesale Banking segment reached Ch $ 6 , 359 , 575 million on September 30 , 2025 , which denotes an annual rise of Ch $ 561 , 497 million or 9 . 7 % when contrasted to September 30 , 2024 . On a year - to - date basis, however, DDA balances handled by our Retail Banking segment decreased Ch $ 11 , 547 million or 0 . 1 % in September 2025 when compared to December 2024 , whereas DDAs coming from Wholesale Banking customers rose by Ch $ 71 , 590 or 1 . 1 % in the same period . Whereas retail banking DDA are mostly denominated in CLP, foreign - currency DDA balances play a role in wholesale banking DDA . In this regard, on September 30 , 2025 , DDA denominated in foreign currency increased Ch $ 253 , 747 million or 13 . 6 % when compared to September 2024 and Ch $ 214 , 290 million or 11 . 2 % when compared to December 2024 , which has to do with increased balances rather than exchange rate effect . Since the annual expansion of DDA balances in September 2025 was above loan growth for the same period, our reciprocity ratio of DDA to Total Loans increased from 34 . 7 % recorded in September 2024 to 36 . 2 % in September 2025 . Given the recent trend in both DDA and Total Loans, we have increased the forecast for our reciprocity ratio over the rest of the year, yet with some upside potential, as no significant changes are expected for interest rates or inflation . Concerning to market positioning, as of August 31 , 2025 (latest information released by the CMF), we continued to lead the industry in local - currency DDA as reflected by a 20 . 3 % market share, which denotes market stake gains of 30 bp . when compared to August 2024 and 25 bp . in relation to December 2024 . As we have mentioned in past reports, local - currency DDA represent a strategic funding source for us given its stability and for that reason we are continuously improving both the value offerings for our traditional current account holders base and – more recently – the services provided to the FAN Account users in order to build a long - term relationship . Based on the same drivers, as of August 31 , 2025 we also led the industry in personal banking current account balances with a market share of 23 . 5% . For the rest of 2025 we expect DDA balances to slow down by completing annual growth in the range of 4 . 5 % to 5 . 0 % in nominal terms by December 2025 . Based on this forecast, our reciprocity ratio of DDA to Total Loans would be in the range of 37 . 0 % to 38 . 0 % for the rest of 2025 . Regarding market positioning, for the rest of 2025 we aim to gain market share in the margin in local - currency and personal banking DDA balances, on the grounds of value offerings that we continue to enhance for both traditional current account holders and FAN Account users . For 2026 , we believe that DDA balances should evolved in line with the expansion forecasted for our loan book . Time Deposits & Saving Accounts As of September 30 , 2025 our Time Deposits and Saving Accounts (TD hereafter) amounted to Ch $ 15 , 139 , 286 million, which indicates an annual rise of Ch $ 476 , 843 million or 3 . 3 % when compared to September 30 , 2024 and a Ch $ 970 , 583 million or 6 . 9 % growth when contrasted to December 31 , 2024 . Time Deposits by Segment (In Millions of Ch$) 15,139,286 14,168,703 14,662,443 5,383,181 4,527,944 4,273,430 9,756,105 9,895,273 10,134,499 Sep - 24 Retail Banking Dec - 24 Sep - 25 Wholesale Banking & Treasury As we have pointed out in the past, the evolution of our TD balances has been the result of : (i) a negative correlation with DDA balances held by core banking customers (customers served by banking units that belong to both the Retail Banking and the Wholesale Banking segments), and (ii) an increase in TD balances held by financial or institutional counterparties, who directly deal with our Treasury . Regarding core banking customers, TD balances held by Retail Banking segment customers and Wholesale Banking customers (other - than - financial counterparties) have continued a soft landing from the figures seen a couple of years ago . This decline had mainly to do with lower interest paid on TD as short - term interest rates continue to track the monetary policy interest rate . In this regard, the inflation - adjusted monetary policy interest rate decreased from an average of ~ 2 . 4 % in the nine months ended September 30 , 2024 to ~ 1 . 2 % in the same period of 2025 , which may vary from time to time due to monthly inflation volatility . For that reason, the incentive to take TD instead of DDA has decreased severely . On the other hand, the financial or institutional counterparties of our Treasury have access both to more sophisticated information and to financial knowledge that allow them to benefit from short - term strategies through TD that match our funding needs in certain tenors and currencies . | 47

Management Discussion & Analysis Based on the above, the trajectories followed by TD balances managed by our Retail and Wholesale Banking segments (including financial counterparties) have been mixed . First of all, TD managed by our Wholesale Banking segment and Treasury segment jointly increased by Ch $ 855 , 237 million or 18 . 9 % on an annual basis by reaching Ch $ 5 , 383 , 181 million on September 30 , 2025 . This annual change, in turn, was driven by opposite factors, including : (i) an annual rise of Ch $ 1 , 174 , 377 million in TD with financial counterparties, and (ii) lower TD balances from core wholesale banking customers (served by our Corporate and Large Companies banking units) by Ch $ 319 , 141 million or 10 . 9 % on an annual basis . As we have mentioned in previous reports, growth in TD balances held by institutional investors is primarily driven by actions taken by our Treasury to manage interest rate and inflation - indexation gaps in the banking book over a short period of time . Through this approach, we have been able both to maximize revenues from asset and liability management by means of adjusting our positions timely to deal and profit with changes in the financial environment . On the other hand, TD managed by our Retail Banking segment totalled Ch $ 9 , 756 , 105 million on September 30 , 2025 , which is Ch $ 378 , 394 million or 3 . 7 % below the level recorded in September 2024 . This change is in line with expectations given both a liquidity normalization among these customers and the search for more profitable alternatives such as mutual funds . For coming quarters, the evolution of our TD will depend on funding needs and the evolution of market factors in Chile and abroad . From the funding perspective, our TD balances would evolve in light of : (i) our Treasury’s view of interest rates and inflation in the short - term, which may result in temporary adjustments to interest rate and inflation exposures through the management of CLP - and CLF - denominated TD held by institutional investors, (ii) the evolution of DDA balances, particularly in local currency, and (iii) the outcome of the long - term funding strategy recently deployed by our Treasury, which pursues to match some of the interest rate risk sources in the banking book, particularly associated with growth in residential mortgage loans, which may translate into lower funding from TD, all things equal . Regarding market factors, the evolution of our TD could also be influenced by : (i) unexpected changes in the local monetary policy interest rate, (ii) a failure to achieve the convergence of 12 - month inflation to the Central Bank’s target range, (iii) the consolidation of alternative investment alternatives, such as mutual funds, and (iv) the impact of monetary steps taken by the FED on the Chilean Peso and US dollar parity . Debt Issued 9,771,120 11,334,947 9,689,219 1,068,667 1,068,879 1,095,083 993 850 604 10,840,780 10,758,948 During the 3 Q 25 our Treasury was very active in raising long - term funding, particularly in the local market . As a result, our total Debt Issued (including subordinated bonds) reached Ch $ 12 , 430 , 634 million on September 30 , 2025 , which represents an annual growth of Ch $ 1 , 589 , 854 million or 14 . 7 % when compared to the same period of 2024 and a rise of Ch $ 1 , 671 , 686 million or 15 . 5 % when contrasted to December 2024 . Evolution of Debt Issued (1) (In Millions of Ch$) 12,430,634 Sep - 25 Sep - 24 Dec - 24 Senior Bonds Mortgage Finance Bonds Subordinated Bonds (1) Debt Issued includes senior unsecured debt instruments and also subordinated bonds that are part of regulatory capital instruments. | 48 In terms of composition, as of September 30 , 2025 , our total Debt Issued consisted of : (i) senior bonds placed in Chile and overseas amounting to Ch $ 11 , 334 , 947 million, of which 22 % corresponded to senior bonds issued in international markets and 78 % was associated with CLF - denominated bonds placed in Chile, (ii) subordinated bonds denominated in CLF that totalled Ch $ 1 , 095 , 083 million, and (iii) to a very lesser degree, CLF - denominated mortgage finance bonds that amounted to Ch $ 604 million . Mortgage finance bonds are no longer issued, so the current amount is the run - off of bonds placed many years ago .

Management Discussion & Analysis The recent evolution of our total Debt Issued has mainly been driven by placements of senior bonds, particularly in the 3 Q 25 , which translated into an annual rise of Ch $ 1 , 563 , 438 million or 16 . 0 % in total senior bond balances (excluding subordinated bonds), from Ch $ 9 , 772 , 113 million recorded in September 2024 to Ch $ 11 , 335 , 551 million on September 30 , 2025 . Until the 2 Q 25 long - term debt placements had only been associated with the replacement of scheduled maturities of formerly issued bonds . This was driven by both moderate loan growth and our ability to manage interest rate and inflation gaps in the banking book through more flexible alternatives, such as TD with institutional investors, that allowed us to benefit from temporary misalignment of certain market factors . Nonetheless, starting the 3 Q 25 we reassessed our funding strategy on the grounds of the expected – though still moderate – rebound of lending activity, particularly in longer - term loans, a strategy intended to return to pre - pandemic mismatches in the banking book, and the likely convergence of key market factors to neutral levels, such as the monetary policy interest rate and inflation, which significantly reduces the chance of benefiting from temporary changes in balance sheet mismatches . Based on this view, during the 3 Q 25 we placed : ☐ CLF - denominated bonds in the local market amounting to Ch $ 1 , 077 , 448 million, bearing an average interest rate of ~3.1% and with an average maturity of 11.1 years, and ☐ A five - year maturity bond denominated in Mexican Peso for an amount equivalent to Ch $ 50 , 998 million and bearing an interest rate of 9 . 75% (in Mexican Peso) . Thus, over the 12 - month period ended on September 30 , 2025 we have carried out : (i) placements of CLF - denominated senior bonds in the local market for a total amount of Ch $ 1 , 732 , 492 million, with residual maturity of 10 . 7 years and bearing an average interest rate of ~ 5 . 6% , and (ii) three bond placements overseas (in Switzerland, Japan and Mexico) for a total amount of Ch $ 231 , 997 million and an average tenor of 5 . 5 years . Regarding subordinated bonds, on September 30 , 2025 we had outstanding subordinated bonds by Ch $ 1 , 095 , 083 million, amount that is Ch $ 26 , 416 million or 2 . 5 % above the level recorded a year earlier . This change was primarily explained by the effect of inflation on CLF - denominated notional amounts, which was in turn partly offset by scheduled by coupon payments . Over the last twelve months, we have not issued any tranche of this type of funding . In this regard, it is worth noting that subordinated bonds represent long - term funding that may be also used to comply with regulatory capital requirements . Given the positive capital gaps we currently have and the tempered evolution of our balance sheet in recent years, we have had no need to bolster our capital base through the issuance of subordinated bonds since September 2019 . For the rest of 2025 , we may continue placing long - term senior bonds both to replace scheduled amortizations or repayments and to actively manage banking book gaps, to the extent the prevailing financial conditions allow us to maintain a competitive cost of funds . In this regard, the placements we carried out in the 3 Q 25 enabled us to raise funding in advance for the expected expansion of our loan portfolio in the coming quarters, which should be steered by residential mortgage and commercial loans, together with returning financial exposures in the banking book to pre - pandemic level . Regarding subordinated bonds, given our positive capital gaps and the maturity profile of the outstanding bonds, we do not expect to carry out any placement over the rest of 2025 . For 2026 , subordinated bond issuances will depend on the imposition of further capital requirements by the regulator, if any . Other Liabilities Other Liabilities (including Borrowings from Financial Institutions, Derivatives and Others Items) amounted to Ch $ 7 , 895 , 282 million on September 30 , 2025 , which denotes an annual rise of Ch $ 429 , 001 million or 5 . 7 % when compared to September 2024 . Other Liabilities (In Millions of Ch$) 7,895,282 7,281,486 7,466,281 4,273,289 3,592,172 3,923,163 2,096,765 2,585,846 2,398,999 1,525,228 1,103,468 1,144,119 Sep - 24 Dec - 24 Sep - 25 Borrowing from F.I. Derivatives Provisions & Others The annual increase in Other Liabilities relied mainly on : (i) an annual growth of Ch $ 381 , 109 million or 33 . 3 % in Borrowings from Financial Institutions, which is mostly explained by interbank loans from foreign banks that pursue to fund trade finance loans, and (ii) increased balances of Provisions & Other liabilities by Ch $ 350 , 126 million or 8 . 9 % on an annual basis . These factors were partly offset by an annual decline of Ch $ 302 , 234 million or 12 . 6 % in Derivatives (including both trading and hedge accounting derivatives) as a result of changes in local and foreign interest rates . | 49

Management Discussion & Analysis Equity Our total Equity accounted for Ch $ 5 , 681 , 545 million, figure that represents an annual increase of Ch $ 206 , 902 million or 3 . 8 % when compared to the amount recorded in September 2024 . As we have highlighted in previous reports, the main source of enhancement of our capital is our income - generating capacity, which enables us to maintain the real value of our equity base by retaining both the annual effect of inflation on capital and, if approved by our shareholders, part of the net distributable earnings . Total Equity (1) (In Millions of Ch$) 5,681,545 5,623,001 5,474,643 458,394 610,166 448,739 2,090,790 1,878,778 1,878,778 3,147,126 3,132,361 3,134,057 Sep - 24 Dec - 24 Sep - 25 Net Income (Net of Min. Div.) Retained Earnings Capital & Reserves (1) Net Income (Net of Min. Div.) includes non - controlling interest for the period. | 50 In detail, the annual change in our Equity base was primarily fostered by : ⭬ The retention of the effect of inflation on our capital and reserves for the year ended December 31 , 2024 . As agreed by our shareholders on March 27 , 2025 , this amount reached Ch $ 212 , 012 million and aims to keep our paid - in capital and reserves hedged against inflation . ⭬ An net annual increase of Ch $ 9 , 655 million in net income earned year - to - date, after deducting provisions for minimum dividends . These factors were to some degree offset by an annual decrease of Ch $ 16 , 681 million in OCI accumulated in Equity accounts, which was due to mixed factors, as follows : ⭬ Negative fair value adjustments on hedge accounting derivatives by Ch $ 10 , 199 million as of September 30 , 2025 when compared to the amount recorded on September 30 , 2024 . ⭬ An annual decrease of Ch $ 6 , 640 million in the fair value of FVOCI securities as of September 30 , 2025 when compared to the same period of 2024 , given both unfavorable upward movements in local interest rates for some particular tenors and the sale of FVOCI securities presenting positive fair value gains by ~Ch $ 8 , 500 million in OCI during the 3 Q 25 .

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its liquidity and solvency . Global risk management takes into consideration the business segments served by the bank and its subsidiaries, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Corporate Risk Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The Corporate Risk Division is responsible for credit risk during the loan origination, monitoring and recovery stages for both the Retail and Wholesale segments and, through the Market Risk Area, is also responsible for measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . | 51

Risk & Capital Management Internal Control Model The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues. | 52

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a credit transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : ☐ Perform a rigorous evaluation during the loan origination process ☐ Implement a continuous, robust portfolio monitoring process ☐ Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process. ☐ Implement a timely, flexible, efficient collections structure ☐ Efficiently manage teams, tools and information availability Our Corporate Risk division use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : ☐ Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . ☐ Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 53

Risk & Capital Management The Bank separates this risk based on three types of market factors : spot prices, interest rates and option volatility . The Bank has a Market Risk Management policy, which is annually approved by the Board of Directors, where the types of internal limits and alerts are established, in addition to the regulatory ones, for the measurement of financial exposures and/or price risks . The measurement and control of the price risk, for management purposes, is carried out through various internal metrics and reports that differ from each other, depending on whether they are used for exposures in the Trading and Currency Book or for those belonging to the Accrual Book . Regarding the internal tools designed for the Trading and Currency Book, the price risk management is deployed through the calculation and reporting of financial exposures through their sensitivities or greeks and the risk of the entire portfolio by means of the VaR model . Additionally, the Bank has established internal metrics for the management of the price risk of the Accrual Book, defining limits and alerts for interest rate exposures . The Bank measures interest rate exposures through the Interest Rate Exposure (IRE) metric, and interest rate risk for the Accrual Book using the EaR 12 M (Earnings at Risk 12 months) methodology . In addition, internal policies establish the periodic carrying out of stress exercises on the positions of the Trading and Currency Book, and the Accrual Book, which are used to contrast them against the maximum price risk tolerance defined by the Board of Directors . Limit usage and alert status are regularly reported to the respective business units . Likewise, the Bank's Senior Management is immediately notified in the case of excess limits or activation of alerts, including the monitoring of corrective action plans, if necessary . This information is reported monthly to the Finance, International and Market Risk Committee and on a quarterly basis to the Board of Directors . Price Risk Price risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified if the limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). | 54

Risk & Capital Management Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : ☐ Process Assessment ☐ Supplier Management ☐ Fraud Management ☐ Management of Operational Events and Operational Losses ☐ Operational Risk Assessment for Projects ☐ Control Testing ☐ Risk Appetite Profile and Framework ☐ Self - Assessment Matrix ☐ Relations with External Entities and Corporate Training Plan Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas: ☐ Document Management ☐ Business Continuity Testing ☐ Crisis Management ☐ Critical Supplier Management ☐ Management of Alternative Sites ☐ Relationship with Subsidiaries and External Organizations ☐ Continuous Improvement ☐ Training ☐ Information Security Officer (ISO) Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. | 55

Risk & Capital Management Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile . Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy . The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture . This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21 , 096 , the Protection of Privacy Law 19 , 628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF) . This plan has been approved by senior management, who regularly receive associated progress reports . Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, outsourced personnel, as well as suppliers and contractors of services who access its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and the bank’s internal procedures . Technological Risk, Cybersecurity and Data Protection Banco de Chile knows that sound ethical management is essential for its industry leading position . Therefore, the bank has diverse protocols, systems and models to ensure ethical behavior of all its employees . The Code of Conduct is the key guideline and essential component of the bank's corporate ethics . It contains the general principles and instructions that guide the ethical - professional conduct of the employees, directors and board advisors . The purpose of the code is to safeguard the fundamental values to properly conduct the bank's business, in accordance with the bank's corporate philosophy . The Ethics Committee is responsible for overseeing its implementation within the bank . Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile . Awareness - raising measures and controls have been intensified during the recent years, in order to prevent this kind of behavior . The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery . The Compliance Division by means of its Regulatory Compliance Area and the Ethics Committee are responsible for ensuring compliance with the conduct described in these policies . Conduct Risk and Anti - Money Laundering Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions . Model validation is responsible for performing an independent review of risk models, including risk - weighted assets and stress testing, during their construction and implementation stages . It validates compliance with board - approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation . The results of these reviews are submitted to the respective committees . Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status . The Model Risk Management Committee was created in July 2023 and is composed of members of the Bank’ senior management . Model Risk and Internal Control | 56

Risk & Capital Management The Bank supervises and manages its capital adequacy based on the principles and objectives set forth in its Corporate Capital Management Policy and current risk appetite framework, ensuring that its capital base provides adequate coverage for the material risks of the business and complies with the requirements established by the CMF on this matter . Through its Policy, the Bank seeks to ensure the adequacy and quality of the Bank's capital, establish sufficient capital levels, through the definition of internal capital targets, ensure that capital metrics meet the internal capital targets defined by the Bank in the short and medium term, establish periodic and timely reports, to meet the objectives set on this matter and ensure the existence of a governance structure with clear roles and responsibilities within the organization . In terms of capital management, Banco de Chile is governed by, among others, the following principles : (i) ensuring the solvency of the Bank, without losing focus on the profitability of the capital invested by shareholders, (ii) considering capital as a scarce resource, so business and investment decisions should be oriented towards value creation by optimizing the capital invested, (iii) the Board of Directors is ultimately responsible for strategies and decisions that affect capital management, (iv) having a comprehensive capital management model that allows monitoring and control, (v) implementing an annual capital planning process, consistent and aligned with the definition of the risk appetite and strategic goals, and (vi) ensuring the accuracy, reasonability, quality and integrity of information related to capital management . Regarding Governance Structure, Banco de Chile has an adequate segregation of duties that allows activities related to business, control and monitoring, risk measurement and assessment, and capital adequacy, to be executed and reported with sufficient independence and in alignment with best risk and capital management practices . The key participants in the Bank's corporate governance structure for capital management are : ☐ Board of Directors : Is the Bank's highest decision - making body, responsible for the supervision of capital management, including regulatory and internal compliance, through the approval of the Policy, the definition of general guidelines for capital management based on the risk profile assumed by the Bank, as well as the approval of internal targets and capital planning, the Risk Internal Assessment Measurement (RIA), the Risk Appetite Framework (RAF) and associated contingency plans, among other elements . ☐ Capital Management Committee : Among other matters, the main function of Committee is to oversee and supervise capital management while being responsible for reviewing and proposing changes to the Policy, at least once a year ; reviewing and approving governance documentation associated with capital management ; ensuring that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios . Capital Management | 57

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as shown by both the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), which have remained well above the prevailing regulatory limits of 100 % and 90% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (In percentage as of each date, based on CMF C49 report) 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Sep - 25 LCR NSFR To achieve this position, we maintained high - quality liquid assets (HQLA) that averaged Ch $ 6 , 180 billion during the 3 Q 25 , which explains the positive gap shown by the LCR in relation to both the regulatory and internal thresholds . It is worth mentioning the increase in the LCR during this quarter, primarily driven by higher holdings of HQLA . This was due to the proceeds from long - term debt placements carried out in the 3 Q 25 , part of which was invested in fixed - income securities . In terms of the composition, our HQLAs are primarily composed of fixed - income securities issued by both the Chilean Central Bank and the Chilean Government . In the case of the NSFR, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding has remained stable over time . From the funding concentration perspective, the composition of our deposit base has remained relatively stable in 2025 in terms of types of instruments . In this regard, Time Deposits balances – as a percentage of total liabilities (i . e . excluding equity accounts) – posted a moderate decrease from 31 . 7 % in September 2024 to 30 . 4 % in September 2025 . Demand Deposits balances kept its share with 28 . 8 % as percentage of total liabilities for this quarter . Furthermore, given our current and persistent position in liquid assets, the liabilities structure continued to be well balanced, as reflected by a 43 % share of retail counterparties, a 43 % share of financial counterparties and a 14 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) 43% 43% 14% Financial Counterparties Retail Counterparties Wholesale Non - Financial Counterparties It is important to note that approximately 59 . 3 % of our liabilities with financial counterparties are concentrated in long - term bonds, representing 25 . 2 % of our total liabilities (excluding equity accounts) as of September 30 , 2025 while being a stable source of funding regardless of the counterparty . | 58

Risk & Capital Management Price Risk We continue to prudently manage our trading portfolio by focusing on providing our financial and corporate counterparties with competitive prices under the market - making activity and keeping price risk at bounded levels in the trading book . Value - at - Risk Trading Book (1 - day impact) (99% confidence level / Individual Basis) Change Year - to - Date In Millions of Ch$ Sep - 24 Sep - 25 Ch$ % 1.0% 11 1,110 1,098 Average - 26.9% - 700 1,906 2,605 Maximum 54.4% 182 516 334 Minimum The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 110 million in 2025 , which represented a 1 . 0 % increase when compared to the average VaR of Ch $ 1 , 098 million recorded in the nine months period ended September 30 , 2024 . This was primarily explained by increased positions in fixed - income securities and derivatives denominated in CLP in 2025 when compared to 2024 . Earnings - at - Risk Banking Book (12 - month impact) (99% confidence level / 3 - month defeasance period / Individual Basis) Change Year - to - Date In Millions of Ch$ Sep - 24 Sep - 25 Ch$ % - 10.3% - 24,813 216,032 240,845 Average - 12.2% - 31,809 228,919 260,728 Maximum 1.5% 2,701 178,673 175,971 Minimum Likewise, the interest rate risk in the Banking Book, measured by the 12 - month Earnings - at - Risk (EaR) metric, displayed a decrease from an average of Ch $ 240 , 845 million as of September 2024 to Ch $ 216 , 032 million as of September 2025 , which denoted a 10 . 3 % annual decline . This change was mostly explained by decreased inflation gap in the banking book during this quarter . In fact, our net asset exposure to the UF in the Banking Book reached Ch $ 8 , 339 billion in September 2025 , which compares to the peak of Ch $ 9 , 694 billion reached in March 2025 . Based on our view that inflation in the local economy is converging to the mid - term target set by the Central Bank, we reduced the inflation gap in the banking book during the 3 Q 25 , primarily through the placement of long - term bonds in Chile and abroad, denominated or swapped to UF, maintaining a balanced risk - return relationship . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 6,774 7,685 8,074 8,051 8,302 8,511 8,982 9,694 8,955 8,339 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Sep - 25 It is worth mentioning that the UF position is composed of both our structural gap that hedges our shareholders’ equity from the effect of inflation in the long - term and temporary directional positions taken by our Treasury to benefit from changes in short - term market expectations . Based on the revenues obtained from inflation variation over the last quarters, we believe our strategy has more than offset the risk involved . Nevertheless, as mentioned in previous reports, we are continually assessing the expected track for inflation in order to change our exposure, if necessary . | 59

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems, while also considering external issues . To achieve this goal, we operate through a Comprehensive Risk Management Framework, as well as a governance structure that addresses the complexity of our business model . As of September 30 , 2025 , we incurred net operational losses of Ch $ 13 , 154 million, which was primarily composed of : (i) losses associated with external fraud representing 72 . 2% , (ii) losses related to Execution, Delivery and Process Management amounting to 9 . 7% , (iii) losses categorized as Employment Practices and Workplace Safety that represented 8 . 8% , and (iv) other effects that jointly accounted for 9 . 3 % of the total amount, composed of losses related to Business Interruption and System Failure, losses from Damage to Physical Assets, as well as Clients, Products & Business Practices, and finally Internal Fraud . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) Internal Fraud Business Interruption and System Failure Damage in Fixed - Assets Customers, Products and Business Practices Employment Practices and Workplace Safety Execution, Delivery and Process Management External Fraud 0 As of September 30, 2024 5,000 10,000 As of September 30, 2025 The amount of net operational losses recorded as of September 30 , 2025 denotes an annual decrease of Ch $ 650 million or 4 . 7 % when compared to the Ch $ 13 , 805 million registered as of September 30 , 2024 . This change was conducted by specific drivers, as follows : ⭬ An annual joint decline of Ch $ 1 , 484 million or 48 . 0 % in net losses associated with both the Execution, Delivery and Process Management category and the Clients, Products and Business Practices category, due to the implementation of various mitigation procedures that have strengthened the control environment of our related processes and a comparison base effect associated with increased operational losses in 2024 . ⭬ An annual decrease of Ch $ 280 million or 43 . 3 % in net losses associated with Business interruption and system failures, primarily driven by initiatives aimed at strengthening system control through preventive adjustments and daily monitoring . ⭬ An annual decrease of Ch $ 195 million or 30 . 5 % in net losses associated with the Damage to Physical Assets category, due to a decrease in expenses related to asset repairment, mainly in ATMs . These positive trends in operational losses enabled us to offset an annual increase of Ch $ 1 , 146 million or 13 . 7 % in net operational losses associated with External Fraud, which is primarily related to an increase in gross losses in digital fraud from credit card transactions and transfers . To maintain the recent positive trend in operational losses, we continue to deploy diverse measures to reinforce controls and procedures that should allow us to reduce the impact and/or to avoid future operational losses . | 60

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio accounted for 17 . 97 % as of September 30 , 2025 , which denotes a tempered annual decrease of 13 bp . when compared to the same period of 2024 . Likewise, both the CET 1 ratio and the Tier 1 ratio were at 14 . 21 % On September 30 , 2025 , which is 11 bp . below the ratios recorded in September 2024 . 10.2% 14.3% 14.3% 18.1% 9.7% 14.2% 14.2% 18.0% (53) bp Capital Adequacy Ratios (As percentage as of each date) (11) bp (11) bp (13) bp Common Common Tier 1 Total Equity Tier 1Equity Tier 1 Capital Capital Total Assets RWA Sep - 24 RWA RWA Sep - 25 The slight annual decrease in capital ratios had primarily to do with an increase of Ch $ 1 , 281 , 924 million or 3 . 4 % in total risk - weighted assets (RWA) that reached Ch $ 39 , 199 , 658 million as of September 30 , 2025 . This annual rise was mainly attributable to : (i) an increment of Ch $ 1 , 028 , 570 million or 3 . 2 % in Credit - RWA, which is in line with the growth posted by our loan book over the same period, and (ii) Market - RWA that grew Ch $ 344 , 826 million or 26 . 8 % on an annual basis due to increased trading positions taken by our Treasury through CLP - denominated fixed - income securities and derivatives . These factors were to some degree offset by an annual decrease of Ch $ 91 , 472 million or 2 . 1 % in Operational - RWA, given a moderate downward trend in net financial income, primarily as a result of lower revenues coming from inflation - indexation, which translates into lower Operational - RWA according to the standardized model prevailing in Chile . The increase in RWA was partly offset by a bolstered capital base . In this regard, our CET 1 Capital rose by Ch $ 139 , 634 million or 2 . 6 % on an annual basis by reaching Ch $ 5 , 570 , 599 million as of September 2025 , primarily as a result of earnings retention and net income (net of provisions for minimum dividends) earned during the nine - month period ended September 30 , 2025 . Likewise, our Total (Regulatory) Capital amounted to Ch $ 7 , 042 , 250 million in September 2025 , which denotes an annual increase of Ch $ 182 , 678 million or 2 . 7 % due to both the above - mentioned increase in CET 1 Capital and an annual rise of Ch $ 43 , 044 million or 3 . 0 % in Tier 2 Capital as a result of the effect of inflation on UF - denominated subordinated bonds and higher additional allowances computed for capital purposes . Based on the above, as of June 30 , 2025 we fully complied with all mandatory limits of 3 . 0 % for the leverage ratio, 8 . 5 % for the CET 1 ratio, 10 . 0 % for the Tier 1 ratio and 12 . 1 % for the Total Capital ratio, evidencing once again our strong capital position that appears to be very positive for the last phases of Basel III implementation . In this regard, it is worth noting that by the end of June 2025 , we have already achieved the following fully - loaded thresholds : (i) a counter - cyclical buffer over RWA of 0 . 5 % as reaffirmed by the Central Bank in November 2024 , (ii) the conservation buffer over RWA of 2 . 5% , and (iii) a Pillar 2 capital charge of 0 . 13 % as set by CMF for us in January 2025 . As of the same date, we have achieved 75 % of the systemic charge of 1 . 25 % over RWA, assigned to us and reaffirmed by the CMF on April 1 , 2025 . As mentioned in our last report, in July 2025 , the CMF released the final amendments to Chapter 21 - 13 of the RAN, which – among other topics – introduced a revised framework for both the measurement of the Interest Rate Risk in the Banking Book (IRRBB) and the definition of outlier banks . Based on these changes, the regulator may impose additional Pillar 2 capital requirements to ensure an adequate approach by banks to IRRBB . As a result, we cannot rule out the imposition of further capital requirements to the banking industry in the future . | 61

Risk & Capital Management Credit Risk Ratings Our credit ratings determine the cost and terms upon which we are able to raise funding . Rating agencies evaluate us by considering diverse factors, including the financial strength, the business environment and the economic backdrop . International Credit Ratings MOODY’S Short - Term Long - Term P - 1 A2 Foreign Currency Stable Outlook STANDARD & POOR’S Short - Term Long - Term A - 1 A Foreign Currency Stable Outlook Local Credit Ratings HREYS HUMP Short - Term Long - Term 1+ Level AAA Deposits Stable Outlook R RATE FELLE Short - Term Long - Term 1+ Level AAA Deposits Stable Outlook | 62

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarter					Year-to-Date			
	3Q24 MCh$	2Q25 MCh$	3Q25 MCh$	3Q25 MUS$	% Change 3Q25/3Q24	Sep-24 MCh$	Sep-25 MCh$	Sep-25 MUS$	% Change Sep-25/Sep-24
Interest revenue	691,255	681,015	687,107	714.0	(0.6) %	2,233,807	2,033,098	2,112.8	(9.0) %
Interest expense	(266,476)	(250,238)	(248,900)	(258.7)	(6.6) %	(893,926)	(734,552)	(763.4)	(17.8) %
Net Interest Income	**424,779**	**430,777**	**438,207**	**455.4**	**3.2 %**	**1,339,881**	**1,298,546**	**1,349.5**	**(3.1) %**
UF indexation revenue	172,542	192,987	110,529	114.9	(35.9) %	570,342	552,569	574.2	(3.1) %
UF indexation expenses	(97,248)	(105,518)	(60,893)	(63.3)	(37.4) %	(324,974)	(299,355)	(311.1)	(7.9) %
Net Income from UF Indexation	**75,294**	**87,469**	**49,636**	**51.6**	**(34.1) %**	**245,368**	**253,214**	**263.1**	**3.2 %**
Income from commissions	181,573	194,926	199,017	206.8	9.6 %	542,357	586,936	609.9	8.2 %
Expenses from commissions	(35,836)	(39,251)	(38,768)	(40.3)	8.2 %	(115,124)	(114,163)	(118.6)	(0.8) %
Net income from commisions	**145,737**	**155,675**	**160,249**	**166.5**	**10.0 %**	**427,233**	**472,773**	**491.3**	**10.7 %**
Results from Assets/Liabilities held for Trading	**63,663**	**35,661**	**42,386**	**44.0**	**(33.4) %**	**139,247**	**120,193**	**124.9**	**(13.7) %**
Debt Financial Instruments	33,353	34,810	32,391	33.7	(2.9) %	117,003	101,652	105.6	(13.1) %
Interest and UF indexation revenue	*21,809*	*31,000*	*29,281*	*30.4*	*34.3 %*	*98,842*	*88,420*	*91.9*	*(10.5) %*
Results from Valuation	*11,544*	*3,810*	*3,110*	*3.2*	*(73.1) %*	*18,161*	*13,232*	*13.8*	*(27.1) %*
Financial derivative contracts	24,329	(4,872)	4,446	4.6	(81.7) %	2,425	2,192	2.3	(9.6) %
Other financial instruments	5,981	5,723	5,549	5.8	(7.2) %	19,819	16,349	17.0	(17.5) %
Results from FVTOCI Assets and Asset/Liabilities at /	**3,212**	**1,033**	**9,400**	**9.8**	**192.7 %**	**8,293**	**11,446**	**11.9**	**38.0 %**
Results form Foreign Exchange Transactions	**(4,518)**	**32,257**	**20,952**	**21.8**	**-**	**77,440**	**70,692**	**73.5**	**(8.7) %**
Financial Results	**62,357**	**68,951**	**72,738**	**75.6**	**16.6 %**	**224,980**	**202,331**	**210.3**	**(10.1) %**
Income attributable to affiliates	**3,004**	**4,077**	**2,670**	**2.8**	**(11.1) %**	**7,084**	**8,481**	**8.8**	**19.7 %**
Income from Non-Current Assets Held for Sale	**(647)**	**732**	**2,789**	**2.9**	**-**	**(2,465)**	**3,761**	**3.9**	**-**
Other operating income	**10,322**	**14,883**	**9,394**	**9.8**	**(9.0) %**	**30,052**	**38,357**	**39.9**	**27.6 %**
Total Operating Revenues	**720,846**	**762,564**	**735,683**	**764.5**	**2.1 %**	**2,272,133**	**2,277,463**	**2,366.8**	**0.2 %**
Personnel Expenses	(139,535)	(139,522)	(138,125)	(143.5)	(1.0) %	(419,369)	(418,563)	(435.0)	(0.2) %
Administrative Expenses	(101,563)	(107,074)	(106,927)	(111.1)	5.3 %	(313,467)	(321,097)	(333.7)	2.4 %
Depreciation and Amortization	(24,163)	(23,708)	(23,668)	(24.6)	(2.0) %	(70,951)	(71,023)	(73.8)	0.1 %
Impairments	41	(2,431)	(386)	(0.4)	(1,041.5) %	(1,471)	(2,826)	(2.9)	92.1 %
Other Operating Expenses	(7,721)	(8,199)	(7,240)	(7.5)	(6.2) %	(24,330)	(24,809)	(25.8)	2.0 %
Total Operating Expenses	**(272,941)**	**(280,934)**	**(276,346)**	**(287.2)**	**1.2 %**	**(829,588)**	**(838,318)**	**(871.2)**	**1.1 %**
Provisions for Loans at Amortized Cost	(107,477)	(104,813)	(105,363)	(109.5)	(2.0) %	(333,712)	(359,665)	(373.8)	7.8 %
Special Provisions for Credit Risk	5,016	(6,881)	9,399	9.8	87.4 %	(2,532)	45,140	46.9	-
Recovery of written-off loans	18,385	16,956	17,904	18.6	(2.6) %	46,692	51,580	53.6	10.5 %
Financial Assets Impairments	3,722	(1,578)	(1,500)	(1.6)	-	1,094	(3,135)	(3.3)	-
Expected Credit Losses (ECLs)	**(80,354)**	**(96,316)**	**(79,560)**	**(82.7)**	**(1.0) %**	**(288,458)**	**(266,080)**	**(276.5)**	**(7.8) %**
Operating Result	**367,551**	**385,314**	**379,777**	**394.7**	**3.3 %**	**1,154,087**	**1,173,065**	**1,219.1**	**1.6 %**
Income tax	(79,480)	(80,447)	(86,863)	(90.3)	9.3 %	(244,761)	(246,340)	(256.0)	0.6 %
Net Income for the Period	**288,071**	**304,867**	**292,914**	**304.4**	**1.7 %**	**909,326**	**926,725**	**963.1**	**1.9 %**
Non-Controlling interest	0	-	-	-	-	-	-	-	-
Net Income for the Period attributable to Equity Hol	**288,071**	**304,867**	**292,914**	**304.4**	**1.7 %**	**909,326**	**926,725**	**963.1**	**1.9 %**
Fair Value Adj. Securities FTVOCI	13,890	5,428	967	1.0	(93.0) %	10,846	8,698	9.0	(19.8) %
Failr Value Adj. Hedge Accounting	(28,157)	21,986	(26,994)	(28.1)	(4.1) %	(22,719)	(14,892)	(15.5)	(34.5) %
Income Tax & Other effects	7,820	(5,535)	7,348	7.6	(6.0) %	4,477	2,582	2.7	(42.3) %
Comprehensive Income	**281,624**	**326,746**	**274,235**	**285.0**	**(2.6) %**	**901,930**	**923,113**	**959.3**	**2.3 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$962.27 per US$1.00 as of September 30, 2025. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Sep-24 MCh$	Dec-24 MCh$	Sep-25 MCh$	Sep-25 MUS$	% Change Sep-25/Sep-24
Cash and due from banks	**2,112,115**	**2,699,076**	**2,055,697**	**2,136.3**	**(2.7) %**
Transactions in the course of collection	**525,912**	**372,456**	**586,308**	**609.3**	**11.5 %**
Financial Assets for Trading at Fair Value through P&L	**3,967,577**	**4,429,423**	**5,367,989**	**5,578.5**	**35.3 %**
Derivative financial instruments	*2,086,983*	*2,303,353*	*1,766,262*	*1,835.5*	*(15.4) %*
Debt financial instruments	*1,465,702*	*1,714,381*	*3,197,813*	*3,323.2*	*118.2 %*
Others	*414,892*	*411,689*	*403,914*	*419.8*	*(2.6) %*
Financial Assets at Fair Value Through OCI	**1,954,644**	**2,088,345**	**3,283,820**	**3,412.6**	**68.0 %**
Debt Securities	*1,954,644*	*2,088,345*	*3,283,820*	*3,412.6*	*68.0 %*
Derivative Intruments for Hedge Accounting	**45,378**	**73,959**	**69,057**	**71.8**	**52.2 %**
Financial Assets at Amortized Cost	**40,125,419**	**39,787,216**	**41,413,496**	**43,037.3**	**3.2 %**
Receivables from repurchase agreements and security borrowings	*70,386*	*87,291*	*106,523*	*110.7*	*51.3 %*
Debt Securities	*933,466*	*944,074*	*458,332*	*476.3*	*(50.9) %*
Loans and advances to Banks	*1,696,985*	*666,815*	*2,061,577*	*2,142.4*	*21.5 %*
Commercial loans	*19,964,731*	*20,105,228*	*20,220,411*	*21,013.2*	*1.3 %*
Residential mortgage loans	*12,899,904*	*13,218,586*	*13,845,219*	*14,388.1*	*7.3 %*
Consumer loans	*5,342,686*	*5,551,306*	*5,542,171*	*5,759.5*	*3.7 %*
Allowances for loan losses	*(782,739)*	*(786,084)*	*(820,737)*	*(852.9)*	*4.9 %*
Investments in other companies	**75,001**	**76,769**	**83,265**	**86.5**	**11.0 %**
Intangible assets	**153,307**	**158,556**	**168,125**	**174.7**	**9.7 %**
Property and Equipment	**191,692**	**189,073**	**179,177**	**186.2**	**(6.5) %**
Right-of-use assets	**102,694**	**96,879**	**84,621**	**87.9**	**(17.6) %**
Current tax assets	**158,601**	**159,869**	**5,819**	**6.0**	**(96.3) %**
Deferred tax assets	**526,658**	**556,829**	**562,607**	**584.7**	**6.8 %**
Other assets	**1,748,860**	**1,406,991**	**1,610,112**	**1,673.2**	**(7.9) %**
Total Assets	**51,687,858**	**52,095,441**	**55,470,093**	**57,645.0**	**7.3 %**

LIABILITIES & EQUITY	Sep-24 MCh$	Dec-24 MCh$	Sep-25 MCh$	Sep-25 MUS$	% Change Sep-25/Sep-24
Liabilities					
Transactions in the course of payment	**554,374**	**283,605**	**519,938**	**540.3**	**(6.2) %**
Financial Liabilities for Trading at Fair Value through P&L	**2,205,045**	**2,445,796**	**1,913,665**	**1,988.7**	**(13.2) %**
Derivative financial instruments	*2,203,559*	*2,444,806*	*1,912,284*	*1,987.3*	*(13.2) %*
Others	*1,486*	*990*	*1,381*	*1.4*	*(7.1) %*
Derivative Intruments for Hedge Accounting	**195,440**	**141,040**	**184,481**	**191.7**	**(5.6) %**
Financial Liabilities at Amortized Cost	**39,187,371**	**39,619,816**	**42,773,033**	**44,450.1**	**9.2 %**
Current accounts and other demand deposits	*13,243,711*	*14,263,303*	*14,323,346*	*14,885.0*	*8.2 %*
Saving accounts and time deposits	*14,662,443*	*14,168,703*	*15,139,286*	*15,732.9*	*3.3 %*
Obligations by repurchase agreements and security lending	*86,696*	*109,794*	*168,080*	*174.7*	*93.9 %*
Borrowings from financial institutions	*1,144,119*	*1,103,468*	*1,525,228*	*1,585.0*	*33.3 %*
Debt Issued	*9,772,113*	*9,690,069*	*11,335,551*	*11,780.0*	*16.0 %*
Other financial obligations	*278,289*	*284,479*	*281,542*	*292.6*	*1.2 %*
Lease liabilities	**96,502**	**91,429**	**79,704**	**82.8**	**(17.4) %**
Instruments Issued for Regulatory Capital	**1,068,667**	**1,068,879**	**1,095,083**	**1,138.0**	**2.5 %**
Provisions	**1,399,453**	**1,566,165**	**1,370,246**	**1,424.0**	**(2.1) %**
Current tax liabilities	**447**	**132**	**49,996**	**51.96**	**11,084.8 %**
Deferred tax liabilities	**-**	**166**	**1,323**	**1.4**	**-**
Other liabilities	**1,505,916**	**1,255,412**	**1,801,079**	**1,871.7**	**19.6 %**
Total liabilities	**46,213,215**	**46,472,440**	**49,788,548**	**51,740.7**	**7.7 %**
Equity of the Bank's owners					
Capital	2,420,538	2,420,538	2,420,538	2,515.4	0.0 %
Reserves	709,742	709,742	711,658	739.6	0.3 %
Other comprehensive income	16,846	3,777	165	0.2	(99.0) %
Retained earnings from previous periods	1,878,778	1,878,778	2,090,790	2,172.8	11.3 %
Income for the period	909,326	1,207,392	926,725	963.1	1.9 %
Provisions for minimum dividends	(460,587)	(597,228)	(468,332)	(486.7)	1.7 %
Non-Controlling Interest	0	2	1	0	(100.0) %
Total equity	**5,474,643**	**5,623,001**	**5,681,545**	**5,904.3**	**3.8 %**
Total Liabilities & Equity	**51,687,858**	**52,095,441**	**55,470,093**	**57,645.0**	**7.3 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$962.27 per US$1.00 as of September 30, 2025. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Selected Statistical Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter			Year-to-Date		
	3Q24	2Q25	3Q25	Sep-24	Jun-25	Sep-25
Earnings per Share (1) (2)						
Net income per Share (Ch$)	2.85	3.02	2.90	9.00	6.27	9.17
Net income per ADS (Ch$)	570.34	603.59	579.93	1,800.34	1,254.86	1,834.79
Net income per ADS (US$)	0.64	0.65	0.60	2.01	1.35	1.91
Book value per Share (Ch$)	54.20	55.11	56.24	54.20	55.11	56.24
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)						
Net Interest Margin	4.64%	4.71%	4.29%	4.80%	4.83%	4.65%
Net Financial Margin	5.00%	5.03%	4.65%	5.16%	5.14%	4.97%
Fees & Comm. / Avg. Interest Earnings Assets	1.30%	1.33%	1.33%	1.22%	1.35%	1.34%
Operating Revs. / Avg. Interest Earnings Assets	6.38%	6.50%	6.08%	6.45%	6.61%	6.43%
Return on Average Total Assets	2.21%	2.27%	2.15%	2.23%	2.37%	2.30%
Return on Average Equity	21.31%	20.52%	18.35%	22.81%	21.85%	20.61%
Return on Average Capital and Reserves	22.88%	23.33%	22.42%	22.91%	22.29%	22.33%
Capital Ratios						
Common Equity Tier 1 (CET1) / Total Assets	10.20%	9.84%	9.67%	10.20%	9.84%	9.67%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	14.32%	14.00%	14.21%	14.32%	14.00%	14.21%
Tier1 Capital / Risk Weighted Assets (RWA)	14.32%	14.00%	14.21%	14.32%	14.00%	14.21%
Total Capital / Risk Weighted Assets (RWA)	18.09%	17.76%	17.97%	18.09%	17.76%	17.97%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.48%	1.47%	1.56%	1.48%	1.47%	1.56%
Allowance for Loan Losses / Total Past Due	138.33%	142.73%	132.42%	138.33%	142.73%	132.42%
Total Allowance for Loan Losses / Total Past Due (5)	262.08%	251.99%	234.26%	262.08%	251.99%	234.26%
Impaired Loans / Total Loans to Customers	3.40%	3.47%	3.51%	3.40%	3.47%	3.51%
Loan Loss Allowances / Impaired Loans	60.17%	60.29%	59.03%	60.17%	60.29%	59.03%
Loan Loss Allowances / Total Loans to Customers	2.05%	2.09%	2.07%	2.05%	2.09%	2.07%
Expected Credit Losses / Avg. Loans to Customers (4)	0.84%	0.98%	0.80%	1.01%	0.95%	0.90%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	37.86%	36.84%	37.56%	36.51%	36.45%	36.81%
Operating Expenses / Average Total Assets (3) (4)	2.09%	2.09%	2.03%	2.04%	2.10%	2.08%
Balance Sheet Data (1) (3)						
Avg. Interest Earnings Assets (million Ch$)	45,011,895	46,682,291	48,263,071	46,811,231	46,463,262	47,063,198
Avg. Assets (million Ch$)	52,192,049	53,832,290	54,407,613	54,320,837	53,539,209	53,828,677
Avg. Equity (million Ch$)	5,408,190	5,942,096	6,384,205	5,315,740	5,801,054	5,995,438
Avg. Loans to Customers (million Ch$)	38,372,479	39,318,108	39,552,284	38,005,483	39,130,463	39,271,070
Avg. Interest Bearing Liabilities (million Ch$)	27,702,120	28,541,225	29,065,063	29,756,732	28,044,133	28,384,443
Risk-Weighted Assets (Million Ch$)	37,917,734	38,842,897	39,199,658	37,917,734	38,842,897	39,199,658
Additional Data						
Exchange rate (Ch$/US$) - EOP	897.92	931.38	962.27	897.92	931.38	962.27
Employees (#) - EOP	11,844	11,152	11,172	11,844	11,152	11,172
Branches (#) - EOP	235	224	217	235	224	217
Notes						

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.
(5) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$962.27 per US$1.00 as of September 30, 2025. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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